As filed with the Securities and Exchange Commission on April 18, 2008
Registration Statement No. 333-125669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INTEGRAL VISION, INC.
(Exact name of registrant as specified in its charter)

Michigan	3823	38-2191935
	(Primary Standard Industrial
(State or jurisdiction of	Classification Code	(I.R.S. Employer
incorporation or organization)	Number)	Identification No.)

     49113 Wixom Tech Drive, Wixom, Michigan 48393 – (248) 668-9230
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles J. Drake
Chairman
Integral Vision, Inc.
49113 Wixom Tech Drive,
Wixom, Michigan 48393

          (248) 668-9230
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert L. Mazzeo, Esq.
Mazzeo Song & Bradham LLP
708 Third Avenue, 19th Floor
New York, New York 10017
Telephone: (212) 599-0700

Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective as the selling shareholders shall determine.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_]	Accelerated filer [_]

Non-accelerated filer [_]	Smaller reporting company [x]

CALCULATION OF REGISTRATION FEE

Title of Each Class	Amount to	Proposed Maximum	Proposed Maximum	Amount of
of Securities to be	be Registered	Offering Price Per	Aggregate Offering	Registration Fee
Registered		Unit	Price

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to Form S-1 is being filed in order to update the prospectus included in this registration statement as required by Section 10(a)(3) of the Securities Act of 1933, as amended to reflect the registrant’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 31, 2008. Prior Post-Effective Amendments were prepared on Form SB-2. The disclosure format and content of this Post-Effective Amendment No. 3 is based on Form SB-2 in accordance with SEC Release No. 33-8876.

ii

Subject to completion, dated April 18, 2008

INTEGRAL VISION, INC.

21,804,609 Shares of Common Stock

               This prospectus covers 21,804,609 shares of the common stock of Integral Vision, Inc., which may be offered and sold from time to time by the selling shareholders identified in this prospectus for their own account.

               We will receive no part of the proceeds from sales made under this prospectus. To the extent this prospectus relates to shares of our common stock underlying outstanding warrants, there can be no assurance that any of the outstanding warrants will be exercised; however, if all of the outstanding warrants are exercised for cash prior to their respective expiration dates, we may receive proceeds of up to approximately $5,921,040.

               We have agreed to pay the expenses incurred in connection with the registration of the shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders. Please see the section of this prospectus entitled “Use of Proceeds” for more information.

               The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling shareholders to the public without restriction.

               The selling shareholders and any participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the disposition of shares by the selling shareholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

               Our common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers under the trading symbol “INVI”. The last reported sale price of our common stock on the OTC Bulletin Board on April 3, 2008 was $0.15 per share.

               Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of this prospectus before investing in our common stock.

               NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PART I – INFORMATION REQUIRED IN PROSPECTUS

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3

RISK FACTORS	5

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION	12

USE OF PROCEEDS	13

SELLING SHAREHOLDERS	13

PLAN OF DISTRIBUTION	17

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	19

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	21

DESCRIPTION OF SECURITIES	24

INTEREST OF NAMED EXPERTS AND COUNSEL	27

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES	27

DESCRIPTION OF BUSINESS	27

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	30

DESCRIPTION OF PROPERTY	37

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	38

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	38

EXECUTIVE COMPENSATION	39

LEGAL MATTERS	44

EXPERTS	44

WHERE YOU CAN FIND MORE INFORMATION	44

FINANCIAL STATEMENTS	46

               The information in this prospectus is not complete and may be changed without notice. The selling shareholders may not sell the shares of our common stock covered by this prospectus until the related registration statement has been declared effective by the Securities and Exchange Commission (the “Commission”). This prospectus is not an offer to sell shares of our common stock, and the selling shareholders are not soliciting offers to buy such shares, in any state where the offer or sale of such shares is not permitted.

PROSPECTUS SUMMARY

               The following summary highlights key information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in deciding whether to purchase shares of our common stock. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our financial statements and related notes, before deciding to invest in shares of our common stock. In this prospectus, “Integral Vision” “the Company,” “we,” “us,” and “our” refer to Integral Vision, Inc. unless the context requires otherwise.

The Company

               Integral Vision, Inc. develops, manufactures, and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. The Company primarily inspects microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components.

               We have over nine years of experience in the display industry. Our products have been used for inspections of liquid crystal displays (LCD) and flat panel displays like those used in cell phones, electronic organizers, hand-held video games, camcorders, rear projection computer monitors, digital still cameras, HDTV, projectors, video headsets and other products. Using various software tools, our display inspection systems detect cosmetic and functional defects and employ a special interface to provide the results, images and statistics to production personnel.

               Our production process consists principally of assembling standard electrical, electronic and optical components and hardware subassemblies purchased from suppliers into finished products. We do not rely on a single source for parts and subassemblies. This mitigates our exposure to product interruption due to shortages of parts or limited suppliers. In developing and designing our products we utilize our proprietary intellectual property, which we protect using mechanisms and methods available to us by law. We presently own 14 U.S. patents. However, there can be no assurance that our patents would be considered valid if challenged or would not become obsolete due to technological advancement.

               The market for machine vision products is characterized by rapid and continuous technological development and product innovation. In an effort to maintain our competitive advantage, we allocate a significant portion of our resources to enhancing existing products and advancing new product development programs. We also seek to maintain close relationships with customers to remain responsive to their needs. The nature of our product offerings may result in significant sales to one or a limited number of customers in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on our results of operations. Although we generally market our products to end users, we have had success integrating our products with original equipment manufacturers (OEMs) in certain circumstances.

               Our company faces significant risks. Because of our continuing operating losses and our need for an increased sales level to achieve profitability, our independent auditors included a “going concern” uncertainty in their audit report on our audited financial statements for the years ended December 31, 2007 and 2006. The “going concern” uncertainty signifies that substantial doubt exists about our ability to continue in business. Please see the section of this prospectus entitled “Risk Factors” for more information about the risks faced by us.

               Our principal executive office is located at 49113 Wixom Tech Drive, Wixom, Michigan 48393, and our telephone number is (248) 668-9230.

The Offering

Common stock offered by the selling shareholders	Up to 21,804,609 shares.

Terms of the offering	The selling shareholders will determine when
and how they will dispose of the shares of
common stock covered by this prospectus. See
“Plan of Distribution”.

Use of proceeds	We will not receive any proceeds from the
disposition of the common stock or interests
therein by the selling shareholders. We may
receive proceeds in connection with the exercise
of certain warrants. Please see the section of this
prospectus entitled “Use of Proceeds” for more
information.

OTC Bulletin Board symbol for our common stock	INVI

Summary Financial Information

               You should read the following summary of historical financial data together with the “Management’s Discussion and Analysis or Plan of Operation” and our financial statements and related notes included in this prospectus. We have derived the data for each of the fiscal years ended December 31, 2007 and 2006 from our audited financial statements. The historical results are not necessarily indicative of future operating results. We have never paid a dividend and do not anticipate doing so in the foreseeable future. We expect to retain earnings, if any, to finance the expansion and development of our business.

               The following tables provide selected financial and operating data for the years ended December 31, 2007 and 2006 (dollars in thousands).

Statement of Operations Data	Year Ended December 31,
	2007	2006
Net Revenue	$1,151	$835
Gross Margin	256	94
Operating Loss	(2,825)	(3,023)
Net Loss	(3,041)	(2,974)

Balance Sheet Data	At December 31,
	2007	2006
Current Assets	$448	$578
Total Assets	698	881
Current Liabilities	4,033	923
Long Term Debt	0	378
Stockholders’ Deficit	(3,335)	(420)

RISK FACTORS

               An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the risks described below, as well as other information contained in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of the adverse events described in this “Risk Factors” section actually occur, our business, results of operations and financial condition could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment in our common stock. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements discussed in “Cautionary Statement About Forward-Looking Information.”

               We have a history of operating losses. We may incur future losses. This condition has caused our independent auditors to express substantial doubt about our ability to continue as a going concern.

               We have experienced net operating losses and incurred negative cash flows from operations since 1997. As of December 31, 2007, we had a stockholders deficit of $3,335,000. During the years ended December 31, 2007 and 2006, the Company incurred losses from continuing operations of approximately $3.0 million and $3.0 million, respectively. This condition has caused our independent auditors to express substantial doubt about our ability to continue as a going concern in their report on our December 31, 2007 financial statements. Currently, our ability to continue as a going concern is dependent on securing sufficient sales orders to allow us to achieve profitable operations. Although management believes that revenues from operations as well as financing strategies will be adequate to permit the Company to meet its obligations, there can be no assurance that such revenues or strategies will be accomplished or that we will be able to continue as a going concern in the normal course of business.

               The Company’s present cash position requires it to secure funding for the immediate future as well as funding to provide working capital for anticipated orders. Unless we are able to obtain additional funding, we may not be able to pay our debts when they become due.

               For the last several years, we have financed our operations through the sale of our securities and by borrowing money. Our present cash position and current sales level require that we seek additional financing to continue operations. There can be no assurance that we will be able to find additional financing sufficient to meet our capital needs. Any additional financing found could involve significant dilution to existing shareholders depending on the terms.

               Unless we are able to generate greater revenues, our ability to pay our debt when they become due may be compromised.

               Our ability to generate profits depends upon our future financial and operating performance, which in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative and regulatory factors. Many of these factors are beyond our control. If we do not obtain orders and ship our products at the rate we presently anticipate, our cash flow and capital resources may become insufficient to fund our operations until we begin to receive sufficient orders. We may be forced to diminish capital expenditures, sell assets or obtain additional financing through equity capital or debt.

               We are dependant on sales growth to achieve profitability.

               Sales of our machine vision products are expected to grow when new technologies are adopted in mass production. Our sales should also grow when automated inspection of display products becomes more accepted.

               Our sales in the last few years have involved small quantities of inspection systems sold to several companies that are developing micro-display technologies. Our growth is dependent upon the rate of commercialization and mass production of the following micro-display technologies:

  E-Paper;

  Micro ElectroMechanical Systems (MEMS); and

  Organic Light Emitting Diode (OLED).

However, adoption of new technologies may not occur in the near future.

               In addition, when automatic inspection of LCD displays becomes more widespread, we expect our products to become more attractive and the demand for our products to increase. However, the rate of commercialization, mass production and automation of inspection has grown slower than previously was anticipated, and such growth could continue to be delayed. Further delays in the full production of these micro-display technologies, or the abandonment of these technologies, would have significant negative consequences to our survival and future growth. If a viable market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our products. We may also be unable to achieve profitability.

               Our financial condition may limit our ability to secure and fulfill new sales orders.

               Because of our financial position, certain customers and potential customers have expressed concerns regarding our stability and our resulting ability to fill any potential large orders. We are currently working with a number of large customers who are evaluating our products for use in their manufacture of products using new microdisplay technologies. We expect that additional sales orders will be placed by these customers within the next six months, but there is no assurance that we will be successful in securing sales orders from these or other potential customers or that we will be able to fill any orders which are placed.

               Our future will depend on our ability to develop and successfully introduce new products and product enhancements.

               The markets in which we compete are characterized by rapid technological change. If we do not update and enhance our technologies, they will become obsolete. Our continued success will depend in large part upon our ability to develop and successfully introduce new products and product enhancements. We have devoted, and will continue to devote, substantial resources to product development. We cannot guarantee that we will be able to successfully develop, introduce or market new products or enhancements. We are also not certain that our new products or enhancements will meet the requirements of the marketplace or achieve market acceptance. If we are unable to develop and introduce new products or enhancements in a timely manner in response to changing market conditions or customer requirements, the success of our business will be materially and adversely affected. In addition, technological developments have resulted and may continue to result in the obsolescence of components and subassemblies which we hold as inventory.

               We may experience difficulties with third parties who supply electrical, electronic and optical components and hardware subassemblies for the compilation of our products.

               We rely on third party vendors to supply key components and subassemblies for our products. If those suppliers fail to develop and supply these components in a timely manner or at all, or fail to develop or supply components that meet our quality, quantity or cost requirements, we may become unable to obtain the necessary parts and subassemblies. If such an event occurs, and if we are unable to obtain substitute sources of these components on a timely basis or on terms acceptable to us, we may not be able to assemble our products on schedule or at all. In addition, to the extent that our supply partners use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable components from alternative sources. We may also need to scale back implementation of our business development plans in the absence of needed vendors, which would adversely affect our future prospects. While we have entered into relationships with suppliers of some key components for our products, we do not know when or whether we will secure supply relationships for all required components and subassemblies for our products, or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure relationships with entities which can supply the required components for our products or if such suppliers suffer shortages of parts.

               Failure of our products to pass testing could negatively impact demand for our products.

               We may encounter problems and delays during testing of our products for a number of reasons, including:

  failure of our technology;

  failure of technology of third parties; and

  our failure to design, maintain and service our products properly.

               Many of these potential problems and delays are beyond our control. Any problem or perceived problem with our product tests could materially harm our reputation and impair market acceptance of, and demand for, our products.

               We face competition from manual inspection and from other companies and may be unable to compete successfully.

               The markets in which we intend to compete are new and require technological advancement. However, we anticipate that the rate of mass production and automation of inspection of micro-display products will grow and the markets will attract more competition. Presently, most final inspection of small flat panel displays is manual. Higher resolution, increased brightness, and increased contrast in newer versions of the diplays are stretching human capabilities. While automated inspection addresses these problems and offers a good return on investment, there can be no assurance that it will be accepted by our customers in place of the manual inspection they are already familiar with.

               For optical inspection, our primary competitor is Westar Display Technologies, Inc. We believe that the principal competitive factors for optical inspection are quality, price, cycle times, and features. While we believe we currently compete favorably with respect to the above factors, we cannot guaranty that we will be able to continue to do so or that competition will not have a material adverse effect on our results of operations and financial condition. While we may face competition from additional sources in all aspects of our business, we believe that competition in the optical inspection of small flat panel displays, in particular, may intensify and that companies with substantially greater financial, technical, research and development, manufacturing and marketing resources than us may enter our markets.

               We may be unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property. As a result we could lose our competitive advantage.

               We believe that we currently have a competitive advantage based on the technological superiority of our products. We may not be successful in securing or maintaining proprietary patent protection for our products or technologies that we develop or license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our anticipated sales. While some of our products have proprietary patent protection, a challenge to these patents may result in litigation. Prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights can be protracted, expensive and may distract management and other personnel from performing their duties for us. However, failure to do so may diminish our ability to compete effectively and may harm our operating results.

               In order to develop and protect our competitive position, we rely upon:

  patents;

  trade secrets;

  procedures related to confidentiality;

  contractual provisions;

  unpatented proprietary know-how; and

  continuing technological innovation.

               Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets and technology. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have.

               If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, the success of our business could be materially adversely affected. In addition, there is no guaranty that foreign intellectual property laws will protect our patents and other intellectual property rights to the same extent as the laws of the United States.

               Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly involved in infringement claims as litigation concerning patents, other forms of intellectual property and proprietary technology is becoming more widespread. Any claim, whether meritorious or not, could be time consuming and result in costly litigation, operational delays and distraction of management. If we are found to have infringed on the intellectual property of others, our products could be removed from the market, or we could suffer a substantial delay in, or prevention of, the introduction of new products to the market. Any of these factors could have a material adverse effect on our business.

                Our business depends on retaining and attracting highly capable management and operating personnel.

               Our continued success depends in large part on certain key management and technical personnel, the loss of one or more of whom could adversely affect our future. In particular, we rely upon the services and expertise of:

  our CEO, Charles J. Drake;

  our President, Mark R. Doede;

  our Chief Technical Officer, Andrew Blowers; and

  our product development and engineering staff.

               If any of them were to become unavailable to work for us, our financial condition, operating results and future prospects for success would be adversely affected.

               Our growth strategy will require the following:

  expanded customer services and support;

  increased personnel throughout the Company;

  expanded operational and financial systems; and

  implementation of additional control procedures.

               To retain and attract key personnel, we use various measures, including employment agreements, a stock incentive plan and incentive bonuses for key employees. We believe that our future success will depend significantly upon our ability to attract, retain and motivate skilled technical, sales and management employees. However, we cannot guarantee that we will be able to attract and retain qualified personnel.

               We may be unable to manage rapid growth effectively.

               When automated inspection of display products becomes more widespread, as is anticipated, we expect to expand our production capabilities, accelerate the marketing of our products and enter a period of rapid growth. This will place a significant strain on our senior management team and our financial and other resources. The proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the development and production of technologically advanced new products. Our ability to manage our rapid growth effectively will require us to do the following:

  continue to improve our operations;

  improve our financial and management information systems; and

  train, motivate and manage our employees.

               Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

               All of our operations are consolidated in a single location and we are susceptible to business interruption in the event of damage to or disruptions in our facility.

               Our headquarters and all of our employees are located in the same building in Wixom, Michigan. We have no present plans to establish any offices in addition to our headquarters. Because our operations are consolidated in one location, we are more susceptible to power and equipment failures and business interruptions in the event of fires, floods and other natural disasters than if we had multiple office locations. We cannot assure you that we are adequately insured to cover the amount of any losses relating to any of these potential events, business interruptions resulting from damage to or destruction of our headquarters or other events affecting us that do not occur on our premises.

               Our principal shareholders have substantial control over our affairs.

               Our directors and executive officers, together with our other principal shareholders, own or control approximately 66% of our outstanding common stock as of the date of this prospectus. These shareholders are able to exert substantial influence over all matters submitted to a vote of the shareholders, including the election and removal of directors, amendments to our articles of incorporation and by-laws, and the approval of a merger, consolidation or sale of all or substantially all of our assets. In addition, this concentration of ownership could inhibit the management of our business and affairs and have the effect of delaying, deferring or preventing a change in control or impeding a merger, consolidation, takeover or other business combination which you, as a shareholder, may view favorably.

               Product liability or defects could negatively impact our operations and demand for our products.

               Any liability we incur for damages resulting from malfunctions or design defects of our products could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, a publicized actual or perceived problem could adversely affect the market’s perception of our products resulting in a decline in demand for our products. Such an event could divert the attention of our management, which may materially and adversely affect our business, financial condition, results of operations and prospects.

               Our common stock price has been and could remain volatile because of several factors, including a limited public float.

               The market price of our common stock has historically experienced and may continue to experience significant volatility. During the year ended December 31, 2007, the sale price of our common stock fluctuated from $0.06 to $0.70 per share. We believe that our common stock is subject to wide price fluctuations because of several factors, including the following:

  absence of meaningful earnings;

  relatively thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on our stock price;

  announcements by us or our competitors of new products, significant contracts, acquisitions or strategic relationships;

  general volatility in recent years of the stock markets, especially the markets for technology-related stocks; and

  investor sentiment regarding equity markets generally, including public perception of corporate ethics and governance and the accuracy and transparency of financial reporting.

               This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock.

               If our shareholders sell a large number of shares of common stock or if we issue a large number of shares in connection with future acquisitions or financings, the market price of our common stock could decline significantly. Further, the perception in the public market that our shareholders might sell a large number of shares of common stock could cause a decline in the market price of our common stock. In addition, we may become subject to securities class action litigation as a result of volatility in the price of our common stock, which could result in substantial costs and diversion of management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

               The terms of our agreement related to recently issued common stock, notes and warrants may restrict our operations and future financing arrangements.

               Our securities contain restrictive covenants that limit our ability to, among other things:

  sell our common stock or common stock equivalents under certain circumstances;

  engage in variable rate and “most favored nation” transactions;

  sell securities or commit to sell securities with anti-dilution terms that allow conversion or exercise below $0.25 per share;

  commit to issue securities which exceed or potentially exceed 70,000,000 shares or the current authorized shares, whichever is greater;

  issue shares beyond a specified limit to current employees while Class 2 debt is outstanding;

  repurchase our capital stock and debt securities, except for repurchases made from certain earnings, and except for payments or actions with respect to debt securities;

  merge with or into another entity, except for certain mergers in which our company survives and is not in default, or mergers in which the surviving company assumes our obligations to the securities holders;

  make certain investments, except for investments that are expressly permitted such as investments in certain US government securities, investments in the ordinary course of business and investments not exceeding $500,000 in the aggregate;

  dispose of any assets in which security interests have been granted to securities holders, except for certain dispositions such as dispositions in the ordinary course of business, and dispositions providing for payment of 50% of the proceeds to those securities holders, or at the election of certain securities holders’, conversion of certain securities into our common stock;

  create liens on our assets, except for certain permitted liens, which include, among other things, liens incurred in the ordinary course of business or certain liens not exceeding $500,000 in the aggregate; and

  engage in transactions with our affiliates, except on terms which are no less favorable to us than could be obtained from persons who are not affiliates.

               These covenants may limit our ability to respond to changing business and economic conditions and to secure additional financing. As a result, we may be hindered from engaging in transactions that might be considered important to our business strategy or otherwise beneficial to us.

               In the event that we obtain additional capital, existing shareholders could face significant dilution from our financing efforts depending on the terms.

               For the last several years, we have financed our operations through the sale of our securities and by borrowing money. These transactions have resulted in the dilution of ownership interests held by existing shareholders. We expect to raise additional capital through public or private financing. We could issue debt securities, capital stock, or a combination of these securities. If we raise additional funds through the sale of equity or convertible debt securities, your ownership percentage of our common stock will be reduced, and the reduction could be significant. In addition, these transactions may dilute the value of our common stock. We may also have to issue securities that have rights, preferences and privileges superior to our common stock.

               We could be subject to legal action by the investors and by state and federal securities regulators if we have failed to comply with all applicable laws in connection with our private placement transactions.

               We have offered and sold securities in private placements in reliance upon exemptions from the registration requirements of the Commission and state agencies. These exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of the exemptive provisions, investors might have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek rescission or prevail in any suit, we could face severe financial demands that could materially and adversely affect our financial position. Further, the Commission and state agencies could take action against us that could, among other things, divert management’s attention from the operation of our business, cause us to pay fines and penalties and cause us to have to repay investors their original investment.

               CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

               Some of the information contained in this prospectus and the documents incorporated by reference into this prospectus may contain “forward-looking statements”, as defined in Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to events or transactions that have not yet occurred, our expectations or estimates for our future operations, objectives, growth strategies, business plans or other facts that have not yet occurred. These statements can be identified by the use of forward-looking terminology such as “might,” “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “likely,” “believe,” or “continue” or the negative of those words, or other variations or comparable terminology. You should understand that these forward-looking statements are necessarily estimates reflecting our judgment, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

               The following important factors, in addition to those discussed in “Risk Factors” and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

  our ability to develop commercially viable products;

  our ability to control costs;

  the development of viable markets for our products;

  development of our sales force;

  successful adoption of our products and services;

  managerial execution;

  employee retention;

  our ability to protect our intellectual property;

  competition;

  release of new and upgraded products and services by us or our competitors;

  changes within our industries;

  our possible future need for additional capital;

  changes in accounting policies or practices;

  legal and regulatory issues; and

  general economic conditions.

               Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

               We will not receive any proceeds from the disposition of up to 21,804,609 shares of common stock or interests therein by the selling shareholders. However, if any of the warrants to purchase common stock being registered under the registration statement of which this prospectus is a part are exercised for cash, we will receive the exercise price for these transactions. There can be no assurance that any of these warrants will be exercised. However, if all of these outstanding warrants are exercised prior to their respective expiration dates, we will receive proceeds of approximately $5,921,040. Any proceeds we receive will be used for working capital purposes and reduction of our outstanding debt. We have agreed to pay the expenses in connection with the registration of these shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

SELLING SHAREHOLDERS

               Over a period from March 29, 2001 through March 31, 2005, we sold our Class 1 Notes, Class 2 Notes and Class 3 Convertible Notes to a limited number of investors in private transactions. The Class 1 and Class 2 Note purchasers also obtained warrants to purchase our common stock at prices that were based on the market price of our common stock at the time the Class 1 and Class 2 Notes were purchased. The Class 3 Convertible Notes are convertible into our common stock at a price based on the market price of our common stock at the time the Class 3 Convertible Notes were purchased. As of the date of this prospectus, all of the Class 1 Note warrants and most of the Class 2 Note warrants have been exercised and most of the Class 3 Convertible Notes have been converted into common stock. We agreed to register, if the shareholders so request, up to 100% of the common stock issued upon the exercise of the Class 1 and 2 Note warrants and conversion of Class 3 Convertible Notes for resale by selling shareholders. As of the date of this prospectus, 10,902,231 of the original 11,425,508 shares of common stock issued in conjunction with the exercise or conversion of these securities remain eligible for registration. In addition, we agreed to register up to 100% of the common stock issuable upon the exercise of remaining outstanding Class 2 Note warrants and conversion of outstanding Class 3 Convertible Notes, if the holders of securities request to be included in the registration. As of the date of this prospectus, the outstanding Class 2 Note warrants from the above transactions are exercisable into 321,040 shares at an exercise price equal to $1.00 per share, and outstanding Class 3 Convertible Notes from the above transactions are convertible into 378,000 shares of common stock at a conversion price equal to $1.00 per share.

               In June 2004, we sold 1,223,000 shares of our common stock for an aggregate purchase price of $1,504,260 to a limited number of investors in private transactions. At the request of the shareholders, we agreed to register up to 100% of the June 2004 shares for resale by the selling shareholders. As of the date of this prospectus, there remain 758,200 of the original 1,223,000 shares of common stock representing all of the shares issued in June 2004.

               On April 12, 2005, we sold $7,000,000 in aggregate principal amount of our convertible preferred stock with stated value of $1,000 per share, and warrants to purchase up to 3,500,000 shares of our common stock in a private placement. Each warrant is exercisable at an exercise price equal to $1.60 per share and expires on April 12, 2010. On May 27, 2005, the preferred shares automatically converted into 7,000,000 shares of common stock upon shareholder approval to increase our authorized common stock and upon filing of the Certificate of Amendment of our Articles of Incorporation relating to same. We agreed to register an aggregate of 10,500,000 shares of our common stock underlying the converted preferred stock and related warrants, for resale by the selling shareholders. As of the date of this prospectus there remain 9,750,000 of such 10,500,000 shares of our common stock.

               We issued 42,000 shares of our unregistered common stock to Maxco, Inc. in consideration for consulting services provided to us by Maxco for various periods through March 31, 2005. Maxco’s services included assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The amount charged to operations for this compensation amounted to $70,000 which was based on the average closing price of our common stock over that period. We agreed to register 100% of such common stock.

               The following table sets forth certain information known to us with respect to each selling shareholder’s beneficial ownership of our common stock as of February 29, 2008. This information includes the number of shares beneficially owned prior to the offering contemplated by this prospectus, the number of shares each selling shareholder may dispose of pursuant to this prospectus and the number of shares which each would own beneficially if all the shares covered hereby are sold. The number of shares in the column labeled “Shares Being Offered” represents all of the shares that each selling shareholder may dispose of pursuant to this prospectus. The table assumes that the selling shareholders will dispose of all of the shares covered hereby, although registration of the shares of common stock in this prospectus on their behalf does not obligate any of them to offer or sell such shares. We are unable to determine the exact number of shares that will actually be disposed. We do not know how long the selling shareholders will hold the shares before disposing of them and we currently have no agreements, arrangements or understandings with any of the selling shareholders regarding the sale of any of the shares. We agreed to keep this prospectus effective until either the date when their shares may be resold without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or all of their shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect, whichever is earlier. No offer or sale of common stock under this prospectus may be made by a selling shareholder unless such selling shareholder has notified us, provided all required information to us and any necessary supplement to this prospectus has been filed or an amendment to the registration statement has become effective.

                The information in the following table reflects the most recent information furnished to us by each of the identified selling shareholders. The numbers contained in the table may change because of stock splits, stock dividends or similar events involving our common stock; as a result of anti-dilution provisions contained in the convertible notes, common stock resulting from conversion of preferred shares and exercise of warrants; or due to sales of shares of our common stock.

               Unless otherwise indicated in the footnotes to the table, none of the following shareholders have held any position, office or other material relationship with us or our affiliates or predecessors during the past three years.

	Number of
	Shares		Number of
	Beneficially		Shares	Percentage of
	Owned	Number of	Beneficially	Stock Owned
	Prior to	Shares Being	Owned	After
Name of Shareholder	Offering (1)	Offered	After Offering	Offering (2)
Maxco, Inc. (3)	2,410,183	169,578	2,240,605	7.60%
J.N. Hunter IRA	263,846	183,846	80,000	*
Industrial Boxboard Company (4)	187,846	183,846	4,000	*
Industrial Boxboard Corporation	2,477,833	2,426,833	51,000	*
Profit Sharing Plan and Trust (5)
John R. Kiely, III (6)	2,211,988	2,194,888	17,100	*
Ricardo L. Larrabure	14,692	14,692	0	*
Garrett H. Larrabure	206,640	206,640	0	*
P. Robert & Susan Klonoff	551,171	497,267	53,904	*
The Klonoff Company, Inc. (7)	37,397	20,000	17,397	*
Max A. Coon (8)	255,554	144,995	110,559	*
J. Michael Warren (9)	321,829	321,829	0	*
Charles J. Drake (10)	2,445,803	2,045,803	400,000	1.36%
John R. and Margaret Lee Kiely
Revocable Trust (11)	1,406,377	1,386,377	20,000	*
George Ansara	45,000	40,000	5,000	*
Andrew E. Ansara, Jr.	40,000	40,000	0	*
Hubert H. Hargis	60,000	50,000	10,000	*
Victor L. Ansara	20,000	20,000	0	*
Brian P. McDonnell	20,000	20,000	0	*
Norman M. Ansara	20,000	20,000	0	*
Daniel V. Sagady	50,000	50,000	0	*
DAC Fonds (12)	613,000	613,000	0	*
Porter Partners, L.P (12)	138,000	132,000	6,000	*
EDJ Limited (12)	13,200	13,200	0	*
Special Situations Technology
Fund, L.P. (13)	324,200	315,000	9,200	*
Special Situations Technology	1,997,800	1,935,000	62,800	*
Fund II, L.P. (13)
Special Situations Cayman Fund,	1,088,608	1,050,000	38,608	*
L.P. (13)
Special Situations Private Equity	2,324,888	2,250,000	74,888	*
Fund, L.P. (13)
Bonanza Master Fund Ltd. (15)	4,995,600	3,750,000	1,245,600	4.22%
SRB Greenway Capital, L.P.
(14)(15)	42,600	42,600	0	*
SRB Greenway Offshore	27,250	27,250	0	*

	Number of
	Shares		Number of
	Beneficially		Shares	Percentage of
	Owned	Number of	Beneficially	Stock Owned
	Prior to	Shares Being	Owned	After
Name of Shareholder	Offering (1)	Offered	After Offering	Offering (2)
Operating Fund, L.P. (14)(15)
SRB Greenway Capital (QP),
L.P. (14)(15)	305,150	305,150	0	*
Kircher Family Trust dtd 03/24/04	25,000	25,000	0	*
Kiely, Michael H.	217,213	217,213	0	*
Kehoe, Dale R.	726,870	560,130	166,740	*
Collis, Robert W.	101,133	101,133	0	*
Kiely, Michael H. & Yung Kwang	25,000	25,000	0	*
Kiely, Michael H. & Inmay	25,000	25,000	0	*
Kiely, Michael H. &Kotun	25,000	25,000	0	*
Kiely, Maria P. IRA	56,500	56,500	0	*
Kiely, Michael H. IRA	56,500	56,500	0	*
Pillsbury Trust	303,956	241,079	62,877	*
P. Robert Klonoff	2,260	2,260	0	*

*	Less than 1%.

(1)	Represents the number of outstanding shares of common stock held by such selling shareholder and the number of shares of common stock issuable upon the exercise of warrants and the conversion of notes held by such selling shareholder. For purposes of the foregoing table, we determined beneficial ownership in accordance with rules promulgated by the Commission and, therefore, the information is not necessarily indicative of beneficial ownership for any other purpose. In determining beneficial ownership, we disregarded contractual limitations on a selling shareholder’s right to convert or exercise convertible notes and warrants that limit the number of shares of our common stock beneficially owned by such selling shareholder to 4.99% of the number of shares of our common stock outstanding if those shares are being registered.

(2)	Assumes the sale of all of the shares of common stock offered by each selling shareholder. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution. ”

(3)	One of the members of our board of directors, who also is on the compensation committee of our board, is an executive of Maxco, Inc. See “Directors, Executive Officers, Promoters and Control Persons” for more information.

(4)	John N. Hunter and his spouse are the sole general partners of this entity.

(5)	John N. Hunter and his spouse are the sole trustees of this trust.

(6)	Does not include warrants for the purchase of 156,281 shares and 191,733 shares held by John R. Kiely III which expire on July 30, 2011 and January 2, 2012 respectively, are subject to a 9.90% blocker clause, and are not being registered.

(7)	P. Robert Klonoff and his spouse are the sole shareholders of The Klonoff Company, Inc.

(8)	Mr. Coon is our secretary, a director and vice chairman of our board of directors and president and chairman of the board of directors of Maxco, Inc.

(9)

Mr. Warren is president of J. M. Warren Law Offices, P.C. (formerly known as Warren Cameron Asciutto & Blackmer, P.C.), the law firm which serves as our general counsel. 199,959 shares were obtained as a result of the conversion of Class 3 convertible notes issued to an affiliate of J. M. Warren Law Offices, P.C., in lieu of cash payment for services.

(10)	Mr. Drake is the chairman of our board of directors and our chief executive officer.

(11)

John R. Kiely, III is the sole trustee of this trust. Does not include warrants for the purchase of 67,730 shares and 180,048 shares held by John R. and Margaret Lee Kiely Revocable Trust which expire on July 30, 2011 and January 2, 2012 respectively, are subject to a 9.90% blocker clause, and are not being registered.

(12)

The selling shareholder, who is an affiliate of a broker-dealer, has advised us that such selling shareholder acquired the securities in the ordinary course of business and, at the time, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(13)

AWM Investment Company, Inc. (“AWM”) is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of AWM. Through their control of AWM Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(14)

BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. SRB Management is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of the funds listed above.

(15)	The selling shareholder disclaims beneficial ownership of any shares of our common stock in excess of 4.99% of our outstanding common stock.

PLAN OF DISTRIBUTION

               Any or all of our shareholders, including those who sell their shares after converting their notes and exercising their warrants, and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at prices prevailing in such market or as may be negotiated at the time of the sale. The selling shareholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  any other method permitted pursuant to applicable law.

               The selling shareholders, and those who sell their stock after converting their notes and warrants into shares, will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered by this prospectus.

               Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders in negotiated amounts. If any broker-dealer acts as agent for the purchaser of shares, they may receive fees from the purchaser. In the case of an agency transaction, a customary brokerage commission must be in compliance with National Association of Securities Dealers Rules (FINRA) Rule 2440. In the case of a principal transaction, a markup or markdown must be in compliance with FINRA IM-2440.

               In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option, derivative securities or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus. Such broker-dealer or other financial institution may subsequently resell the shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. Any supplement and, if necessary, a post-effective amendment to the registration statement, of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of securities.

               The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Some selling shareholders assumed an obligation that in no event a broker-dealer can receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

               To our knowledge, there are currently no written or oral agreements, plans, arrangements or understandings between any selling shareholders, or those who sell their stock after converting their notes and warrants into shares, and any broker, dealer, agent or underwriter regarding the sale of the common stock by the selling shareholders, other than our agreement with the holders of common stock resulting from conversion of Series A Convertible Preferred Shares. We agreed to keep this prospectus effective until either the date when their shares may be resold without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or all of their shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect, whichever is earlier.

               In order to comply with the securities laws of certain states, sales of shares offered hereby to the public in such states may be made only through broker-dealers who are registered or licensed in such states. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

               Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

               We have agreed to indemnify the selling shareholders, and those who sell their stock after converting their notes and warrants into shares, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We will pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, brokerage fees and stock transfer taxes applicable to the common stock sold by the selling shareholders, and those who sell their stock after converting their notes and warrants into shares.

               Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. The selling shareholders may not effect any sale or distribution of the shares until after the prospectus has been appropriately amended or supplemented, if required. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors

               The following information is furnished concerning the members of our Board of Directors.

	Present Position with the		Served as Director
Name	Company and Principal Occupation	Age	Since

Max A. Coon	Secretary and Vice Chairman of the	73	1978
	Board of Integral Vision, Inc.;
	President and Chairman of the Board
	of Maxco, Inc.

Charles J. Drake	Chairman of the Board and Chief	67	1978
	Executive Officer of Integral Vision,
	Inc.

Vincent Shunsky	Treasurer and Director of Integral	59	1978
	Vision, Inc:
	Partner, Gannon Group, P.C., a
	Lansing based business and real estate
	valuation firm

William B. Wallace	Director of Integral Vision, Inc.;	63	1990
	Senior Managing Director of Equity
	Partners, Ltd., a West Bloomfield, MI.
	based private investment banking firm

               All of the foregoing Directors have been engaged in the principal occupation specified for the previous years except Vincent Shunsky who was a Director, Treasurer and Vice President of Finance of

Maxco until December 1, 2005. Mr. Coon is also a Director of Maxco, Inc., the common stock of which is traded on the Pink Sheets over-the-counter (OTC) Market.

Director Committees

               Compensation Committee. Our Compensation Committee consists of two directors, Messrs. Coon and Shunsky. The Compensation Committee is responsible for reviewing general policy matters relating to compensation and benefits of directors and officers and determining the total compensation of our officers and directors.

               Audit Committee. Our Audit Committee consists of 2 directors, Messrs. Shunsky and Wallace. The Audit Committee is charged with recommending the engagement of independent accountants to audit our financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of our management and independent accountants pertaining to our financial statements and performing other related duties and functions as are deemed appropriate by the Audit Committee. It is the opinion of our board of directors that the members of the Audit Committee are each independent under the definition of the Exchange Act.

Officers

               The following information is furnished concerning our Executive Officers.

	Present Position with the		Served as Officer
Name	Company and Principal Occupation	Age	Since

Charles J. Drake	Chairman of the Board and Chief	67	1978
	Executive Officer of Integral Vision,
	Inc.

Mark R. Doede	President, Chief Operating Officer and	50	1989
	Chief Financial Officer of Integral
	Vision, Inc.

Jeffrey J. Becker (1)	Executive Vice President of Integral	46	2007
	Vision, Inc.

Andrew Blowers (2)	Chief Technical Officer of Integral	40	2002
	Vision, Inc.

Paul M. Zink (3)	Vice President of Applications of	42	2007
	Integral Vision, Inc.

Max A. Coon	Secretary and Vice Chairman of the	73	1978
	Board of Integral Vision, Inc.;
	President and Chairman of the Board of
	Maxco, Inc.

Vincent Shunsky	Treasurer and Director of Integral	59	1978
	Vision, Inc.
	Partner, Gannon Group, P.C.

               All of the foregoing officers of the Company have been engaged in the principal occupations specified above for the previous five years except for as follows:

(1)

Mr. Becker was appointed Senior Vice President in May 2007. Mr. Becker served as a Sales Engineer from 2005 to 2007. Prior to 1999, Mr. Becker worked for the Company in various capacities, including spending extensive time in China for the Company. From 1999 to 2005, Mr. Becker was not employed by the Company or involved in any activities associated with our business. We rehired Mr. Becker in 2005 because of our prior relationship with him, especially his extensive experience with China.

(2)

Mr. Paul Zink was appointed Vice President Applications Engineering in May 2007. Prior to that time, Mr. Zink served as Director Vision Applications from November 1998, Manager Vision Engineering from March 1995 to 1998, Software Supervisor from June 1993 to 1995 and Software Engineer from March 1991 to 1993.

(3)	Vincent Shunsky was a Director, Treasurer and Vice President of Finance of Maxco until December 1, 2005 prior to joining Gannon Group, P.C.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               The following table sets forth information as of February 29, 2008 about the shareholders who we believe are the beneficial owners of more than five percent (5%) of our outstanding common stock, as well as information about ownership of our common stock by each of our directors, our chief executive officer, our other four most highly compensated executive officers and our directors and named executives as a group. Except as described below, we know of no person that beneficially owns more than 5% of our outstanding common stock. Except as otherwise noted below, each person or entity named in the following table has the sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns. Except as otherwise noted below, the address of each person or entity named in the following table is c/o Integral Vision, Inc., 49113 Wixom Tech Drive, Wixom, Michigan 48393.

Amount and Nature of Beneficial Ownership

Name and Address		Amount and Nature of	Percent of
of Beneficial Owner	Type of Class	Beneficial Ownership	Class
Austin W. Marxe	Common Stock	6,072,489	19.33%
David M. Geenhouse (1)
153 East 53rd Street, 55th Floor
New York, NY 10022

Bonanza Master Fund, LTD (2)	Common Stock	3,745,600	12.67%
300 Crescent Court, Suite 1740
Dallas, TX 75201

Maxco, Inc.	Common Stock	2,410,183	8.15%
1118 Centennial Way
Lansing, MI 48917

J. N. Hunter (3)	Common Stock	2,929,525	9.86%
Industrial Boxboard Corporation
2249 Davis Court
Hayward, CA 94545

John R. Kiely, III (4)	Common Stock	3,630,065	12.23%
17817 Davis Road
Dundee, MI 48131

Charles J. Drake	Common Stock	2,445,803	8.27%

Max A. Coon (5)	Common Stock	255,554	*

Mark R. Doede (6)	Common Stock	549,500	1.83%

Jeffery B. Becker (7)	Common Stock	187,200	*

Andrew Blowers (8)	Common Stock	473,050	1.58%

Paul M. Zink (9)	Common Stock	233,800	*

Vincent Shunsky (10)	Common Stock	23,183	*

William B. Wallace	Common Stock	0	*

All Directors and Officers as a Group (8 persons) (11)	Common Stock	4,168,090	13.50%

* Beneficial ownership does not exceed 1%.

(1)

Austin W. Marxe and David M. Greenhouse are the principal owners of MPG Advisors Limited (“MPG”) and AWM Investment Company, Inc. (“AWM”). MPG is the general partner of the Special Situations Fund III QP, L.P. and the general partner of and investment advisor to the Special Situations Fund III, L.P. AWM is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III QP. L.P., Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Through their control of MPG and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed below. The total beneficial ownership of Messrs. Marxe and Greenhouse includes:

	(i)	219,200 shares of common stock currently held and warrants for the purchase of 105,000 shares, which expire on April 12, 2010, held by Special Situations Technology Fund, L.P.;

	(ii)	1,352,800 shares of common stock currently held and warrants for the purchase of 645,000 shares, which expire on April 12, 2010, held by Special Situations Technology Fund II, L.P.;

	(iii)	738,608 shares of common stock currently held and warrants for the purchase of 350,000 shares, which expire on April 12, 2010, held by Special Situations Cayman Fund, L.P.; and

	(iv)	1,574,888 shares of common stock currently held and warrants for the purchase of 750,000 shares, which expire on April 12, 2010, held by Special Situations Private Equity Fund, L.P.

	(v)	309,841 shares of common stock currently held by Special Situations Fund III QP, L.P.

	(vi)	27,152 shares of common stock currently held by Special Situations Fund III, L.P.

(2)

The total beneficial ownership includes 3,745,600 shares of common stock currently held but does not include warrants for the purchase of 1,250,000 shares, which expire on April 12, 2010 and are subject to a 4.99% blocker clause.

(3)	The total beneficial ownership includes:

	(i)	263,846 shares of common stock held directly by J.N. Hunter in the J.N. Hunter IRA;

	(ii)	187,846 shares held by the Industrial Boxboard Company, of which Mr. Hunter and his spouse are the sole general partners;

	(iii)	2,343,272 shares held by the Industrial Boxboard Corporation Profit Sharing Plan and Trust, o which Mr. Hunter and his spouse are the sole trustees;

	(iv)	warrants for the purchase of 134,561 shares held by the Industrial Boxboard Corporation Profit Sharing Plan and Trust, which expire on April 13, 2009.

(4)	The total beneficial ownership includes:

	(i)	2,211,988 shares of common stock held directly by John R. Kiely III;

	(ii)	1,291,693 shares held by John R. and Margaret Lee Kiely Revocable Trust, of which Mr. Kiely is the sole trustee;

	(iii)	1,500 shares held by Mr. Kiely as custodian for his children;

	(iv)	warrants for the purchase of 114,684 shares held by John R. and Margaret Lee Kiely Revocable Trust, which expire on April 13, 2009; and

	(v)	10,200 shares held by Michael H. Kiely Trust, of which Mr. Kiely is the co-trustee.

But does not include warrants for the purchase of 156,281 shares and 191,733 shares held by John R. Kiely III which expire on July 30, 2011 and January 2, 2012 respectively; and warrants for the purchase of 67,730 shares and 180,048 shares held by John R. and Margaret Lee Kiely Revocable Trust which expire on July 30, 2011 and January 2, 2012 respectively, all of which are subject to a 9.90% blocker clause.

(5)	The total beneficial ownership includes:

	(i)	238,495 shares of common stock held directly by Max A. Coon;

	(ii)	17,059 shares held by Max A. Coon IRA;

(6)

The total beneficial ownership includes 41,500 shares of common stock currently held; options to purchase 240,000 shares, which Mr. Doede is eligible to exercise immediately; and options to purchase 33,000 shares, which Mr. Doede is eligible to exercise beginning January 21, 2009, options to purchase 117,500 common shares exercisable February 15, 2009, and options to purchase 117,500 common shares exercisable February 15, 2010.

(7)

The total beneficial ownership includes 24,200 shares of common stock currently held and options to purchase 33,000 common shares which Mr. Becker is eligible to exercisable beginning January 21, 2009, options to purchase 65,000 common shares exercisable beginning February 15, 2009 and options to purchase 65,000 common shares exercisable beginning February 15, 2010.

(8)

The total beneficial ownership includes 55,050 shares of common stock currently held; options to purchase 85,000 shares, which Mr. Blowers is eligible to exercise immediately; and options to purchase 33,000 common shares, which Mr. Blowers is eligible to exercise beginning January 21, 2009, options to purchase 150,000 common shares exercisable beginning February 15, 2009, and options to purchase 150,000 common shares exercisable beginning February 15, 2010.

(9)

The total beneficial ownership represents 15,800 shares of common stock currently held; options to purchase 33,000 common shares, which Mr. Zink is eligible to exercise immediately and options to purchase 30,000 common shares, which Mr. Zink is eligible to exercise beginning January 1, 2009, options to purchase 77,500 common shares exercisable beginning February 15, 2009 and options to purchase 77,500 common shares exercisable beginning February 15, 2010.

(10)	The total beneficial ownership includes 21,183 shares of common stock held directly by Vincent Shunsky and 2,000 shares held by Mr. Shunsky’s IRA.

(11)

The total beneficial ownership includes 2,861,090 shares of common stock currently held by our officers and directors; options to purchase 358,000 shares held by four officers, which they are eligible to exercise immediately; and options to purchase 949,000 shares held by four officers, which they are eligible to exercise beginning January 21, 2009.

DESCRIPTION OF SECURITIES

               Integral Vision’s authorized capital stock consists of 50,000,000 shares of common stock, without par value, stated value $0.20 per share, and 400,000 shares of preferred stock, no par value.

Common Stock

               As of April 3, 2008, 29,566,409 shares of our common stock were outstanding and held by approximately 304 shareholders of record. There are approximately 69 securities dealers included in the number of record holders, who represent an unknown number of beneficial ownership positions. A significant portion of our common stock, approximately 25-35%, is held in either nominee name or street name brokerage accounts. All outstanding shares of common stock are fully paid and non-assessable.

               Each holder of our common stock is entitled to one vote for each share held of record on all matters to be voted on by shareholders. Shareholders do not have cumulative voting rights in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control the affairs of Integral Vision.

               Holders of common stock are entitled to receive dividends on a pro rata basis upon declaration of dividends by the Board of Directors, provided that required dividends, if any, on the preferred stock have been provided for or paid. Dividends are payable only out of funds legally available for the payment of dividends. Upon a liquidation, dissolution or winding up of Integral Vision, holders of our common stock will be entitled to a pro rata distribution of the assets of the Company, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of preferred stock, if any.

               Our Restated Articles of Incorporation, as amended, do not grant preemptive rights. The common stock may not be redeemed except upon our consent and the consent of the shareholders and the common stock is not subject to liability for further calls or to assessments by Integral Vision. This summary does not purport to be complete and is qualified in its entirety by reference to our Restated Articles of Incorporation, as amended, the Securities Act and to Michigan law.

Preferred Stock

               We are authorized to issue 400,000 shares of preferred stock, of which there are no shares issued and outstanding. Shares of preferred stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by our board of directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors pursuant to authority vested in it. Without limiting the generality of the foregoing, shares in such series shall have voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors. The number of shares of any such series so set forth in the resolution or resolutions may be increased (but not above the total number of authorized shares of preferred stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the board of directors. Any preferred stock so issued could dilute the voting power and equity of the holders of the common stock by, for example, reducing the amount of funds otherwise available for payment to holders of the common stock, either upon liquidation of our company or as dividends, restricting the payment of dividends to holders of common stock, and diluting the voting power of the holders of the common stock.

               One of the effects of the existence of unissued and unreserved shares of capital stock may be to enable the Board of Directors to render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company’s management. If, for example, in the due exercise of its fiduciary obligations the Board of Directors were to determine that a takeover proposal is not in the Company’s best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

               On April 12, 2005, pursuant to a Securities Purchase Agreement, we sold 7,000 shares of Series A Convertible Preferred Stock and warrants to purchase 3,500,000 shares of our common stock in a private placement to accredited investors. The aggregate purchase price for this transaction was $7,000,000. Each share of the Series A Convertible Preferred Stock issued is convertible into 1,000 shares of unregistered common stock. The warrants for the purchase of up to 3.5 million shares of common stock are exercisable at $1.60 per share for a period of five years from the date of issuance.

               The issuance of these securities was exempt from registration under Rule 506 of Regulation D and under Section 4(2) of the Securities Act, as a sale not involving a public offering. Upon obtaining shareholder approval at our annual meeting of shareholders on May 26, 2005 to, among other things, increase our authorized common stock, the preferred shares automatically converted into 7,000,000 shares of our common stock on May 27, 2005.

               Until each holder owns less than 20% of the conversion shares, we must obtain the consent of holders of majority interests in the conversion shares before taking various actions, including reverse or forward stock splits and reclassification of our common stock. So long as any purchaser of preferred shares owns any of our securities, the Company may not engage in any financing involving a variable rate or “most favored nation” transactions. During the period of twelve months after the registration statement of which this prospectus is a part is declared effective, the holders of conversion shares are entitled to an anti-dilution protection that reduces the conversion price to the lowest price at which such securities are sold to another purchaser during that period. In the event of a sale of our common stock or common stock equivalents during such period at a price lower than the conversion price at which the Series A Convertible Preferred Stock was automatically converted, the holders of conversion shares will be entitled to receive additional common stock as though such conversion price had been, at the time of the automatic conversion, equal to such lower price.

               We agreed to file with the Commission a shelf registration statement covering the resale of the conversion shares and shares of our common stock issuable upon exercise of the warrants. The registration statement of which this prospectus is a part was filed in order to fulfill such agreement. We are required to make certain payments to the holders of the conversion shares and the warrants if the registration statement is unavailable for the resale of the securities.

               We used the net proceeds of the sale of preferred shares to reduce certain long term debt, repay principal and interest of outstanding notes and for financing working capital. The Company used a portion of the proceeds to fund its growth plan and to better secure and deliver large orders, as well as offer units for demonstration and marketing purposes with larger Microdisplay and LCD OEMs which may have increased expenditures. For more details on the use of the proceeds from the sale of Series A Convertible Preferred Stock, see Note C to our financial statements for the year ended December 31, 2006, included elsewhere in this prospectus.

Warrants

               In connection with our issuance of notes during the period from March 29, 2001 through March 31, 2005, and Series A Convertible Preferred Stock, we have issued warrants exercisable in full or in part into our common stock at varying exercise prices. The warrants will expire at different dates based on the date of issuance, but not later than April 12, 2010. Holders of our warrants shall be deemed to have exercised all of their warrants into our common stock, for the purpose of including the resulting common stock in the registration statement which this prospectus is a part, and for sale in the offering.

Transfer Agent and Registrar

               The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company, Cranford, NJ.

Governing Law and Organizational Documents

               Shareholders’ rights and related matters are governed by the laws of the State of Michigan and our Restated Articles of Incorporation, as amended, and our Bylaws. Our Restated Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. Our Bylaws may be amended by either the affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, or by an affirmative vote of a majority of our directors then holding office.

               Chapter 7A of the Michigan Business Corporation Act (the “MBCA”) provides that business combinations between a Michigan corporation and a beneficial owner of 10% of more of the voting power of such corporation generally require the approval of 90% of the votes of each class of stock entitled to be cast, and not less than 2/3 of the votes of each class of stock entitled to be cast other than voting shares owned by such an affiliate or 10% owner. Such requirements will not apply if (i) the corporation’s board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Currently, we are not subject to Chapter 7A pursuant to a provision exempting a corporation which had a 10% beneficial owner on the effective date of the Act. Our Board may, by resolution and without a shareholder vote, cause us to become subject to Chapter 7A. However, we have no present intention to elect to become subject to Chapter 7A.

               Chapter 7B of the MBCA provides that “control shares” of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. “Control shares” are shares which, when added to shares previously owned by a shareholder, increase such shareholder’s ownership of voting stock to more than 20% but less than 33 1 / 3%, more than 33 1 / 3 % but less than a majority, or more than a majority of the outstanding voting power of the corporation. A control share acquisition must be approved by a majority of the votes cast by holders of shares entitled to vote excluding shares owned by the acquirer and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, or a merger to which the corporation is a party, or certain other transactions described in Chapter 7B.

               If a corporation’s articles of incorporation or bylaws so provide before a control share acquisition has occurred, control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed at “fair value” by the corporation at any time during the period ending 60 days after the last control share acquisition. In addition, if, prior to a control share acquisition, a corporation’s articles of incorporation or bylaws so provide, control shares may be redeemed at “fair value” after an acquiring person statement has been filed and after the meeting at which the voting rights of the control shares are submitted to shareholders if the control shares are not accorded full voting rights. Unless otherwise provided in a corporation’s articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters’ rights. “Fair value” means a value not less than the highest price paid per share by the acquiring person in the control share acquisition. Currently, we are not subject to Chapter 7B since our Bylaws contain a provision expressly with respect to control shares. Our Board may, by resolution and without a shareholder vote, cause us to amend our Bylaws and become subject to Chapter 7B. However, we have no present intention to elect to become subject to Chapter 7B.

INTEREST OF NAMED EXPERTS AND COUNSEL

               J. M. Warren Law Offices, P.C., (“J. M. Warren Law Offices”) (formerly known as Warren, Cameron, Asciutto, & Blackmer, P.C.), serves as our corporate counsel and J. Michael Warren is the president of the law firm. Around February 2004, when we were unable to pay their legal fees as they became due, and in order to obtain additional financing, we asked J. M. Warren Law Offices to accept our Class 3 convertible notes in partial satisfaction of our debt. J. M. Warren Law Offices received our convertible notes in the amount of $250,000 with the conversion price equal to $0.75 per share. The conversion price was set at a discount to the market at the date of issuance. In April 2005, in order to enable us to obtain additional financing, the notes were converted into our common stock pursuant to the terms of and at the same conversion price as all other Class 3 convertible notes. For more details, see the footnotes to the “Selling Shareholders” table, included elsewhere in this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT VIOLATIONS

               Our Bylaws provide that we may indemnify any of our directors and officers, former directors and officers, and the current and former directors or officers of another corporation, partnership, joint venture, trust or other enterprise in which they are or were serving at our request, to the full extent of Michigan law, including against any and all expenses, including legal fees, actually and reasonably incurred by such directors or officers or former officers or directors in connection with such action, in which they, or any of them, are made parties or a party, by reason of being or having been directors or officers of us, or of such entity, if they acted in good faith and in a manner they reasonably believed to be in our best interest, and had no reason to believe their conduct was unlawful.

               With respect to actions or suits by us or in our name to procure a judgment in our favor, no indemnification shall be made in respect of any claim, issue or matter as to which such director or officer shall have been found to be liable for negligence or misconduct in the performance of its duty to us unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the finding of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as such court shall deem proper.

               Our Restated Articles of Incorporation provide that to the full extent allowed by Michigan law, no director or officer shall be personally liable to us or our shareholders for damages for a breach of any duty owed to us or our shareholders. This provision does not limit or eliminate the liability of a director, and we shall not indemnify such director, if the director is adjudged to have acted with gross negligence, engaged in willful misconduct, acted in bad faith, knowingly violated the law, breached the director’s duty of loyalty or received improper personal benefit.

               We have purchased insurance with respect to, among other things, the liabilities that may arise under the circumstances referred to above. Our directors and officers are also insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by Integral Vision.

               Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Overview

Integral Vision, Inc., a Michigan corporation (or the “Company”), was incorporated in 1978. The Company develops, manufactures and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. The Company primarily inspects microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components. Integral Vision’s products primarily use machine vision to evaluate operating displays for cosmetic and functional defects, but can also provide electrical testing if required for a given application. Integral Vision’s customers and potential customers are primarily large companies with significant investment in the manufacture of displays. Nearly all of the Company’s sales originate in the United States, Asia, or Europe. The Company’s products are generally sold as capital goods. Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

Automated inspection has become a necessity for manufacturers who need to continually improve production efficiency to meet the increasing demand for high quality products. The Company’s automatic inspection systems can inspect parts at a lower cycle time and with greater repeatability than is possible with human inspectors. While the Company has several large companies as customers, these customers are working with new microdisplay technologies. Integral Vision’s success will be substantially dependant on these customers getting their emerging display technologies into high volume production.

Products

SharpEye – Our SharpEye product provides Flat Panel Display (FPD) inspection for reflective, emissive and transmissive display technologies. SharpEye is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/HTPS, LCD and other emerging display technologies. These technologies are applied to consumer products such as camcorders, rear projection computer monitors, digital still cameras, HDTV, projectors, video headsets and video telephones. The core technology of SharpEye inspection algorithms is the ability to quantize data to the level of a single display pixel. SharpEye can be configured for production inspection or for display evaluation in a laboratory based on the equipment configuration selected.

LumenEye – Our LumenEye product provides an “out of the box” solution designed for a low skill level user to setup and acquire images from an FPD panel. It is targeted at manufacturers of FPD products who need to inspect for inherent Image Retention (Image Sticking) defects in their displays prior to shipment. The software provided with LumenEye will perform an evaluation of the panel based on the acquired images to VESA 305-2 specification. Integral Vision can also provide the customer unique Image Retention analysis as part of its software offering. Custom panel evaluation software is also available to meet the FPD manufacturer customer test pattern requirements.

IVSee – Our IVSee, introduced in 2005, provides FPD inspection for applications which still require manual handling. IVSee is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/HTPS, LCD and other emerging display technologies. IVSee is configured to be integrated into existing manual inspection stations allowing them to receive the benefits of computer aided optical inspection without the need to modify the manufacturing process to automate handling of the display. The operator’s interface provides essential views of results, images, and statistics for production floor personnel.

Marketing

We generally market our vision products to end users, but we have had success integrating our products with OEM’s in certain circumstances. Although sales are made worldwide, our strongest presence is maintained in the US (through Company employees), and in Asia and Europe (through sales representatives).

Competition

Presently, most final inspection of small flat panel displays is manual. Higher resolution, increased brightness, and increased contrast in newer versions of the displays are stretching human capabilities to do the inspections. Automated inspection offers a good return on investment as it uses less clean room space, requires fewer fixtures and hardware because of a faster cycle time, and reduces the labor required for inspection. Competition for machine vision based microdisplay and small flat panel display inspection comes primarily from Westar Display Technologies, Inc.

Production and Suppliers

Our production process consists principally of assembling standard electrical, electronic and optical components and hardware subassemblies purchased from suppliers into finished products. We generally does not rely on a single source for parts and subassemblies, although certain components and subassemblies included in our products may only be obtained from a limited number of suppliers. Management believes alternative sources or designs could be developed for any of the components used in its products thereby mitigating any exposure to product interruption from shortages of parts or limited suppliers.

Major Customers

The nature of our product offerings may produce sales to one or a limited number of customers in excess of 10% of total net sales in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on our results of operations. For 2007, sales to Qualcomm MEMS Technologies, Samsung, Liquavista B.V., and Texas Instruments represented 31%, 24%,14% and 10% of net sales, respectively. Approximately $50,000 was due from two of these customers at December 31, 2007. For 2006, sales to Qualcomm MEMS Technologies, Texas Instruments, Energy Conversion Devices, and DuPont represented 31%, 21%, 21% and 14% of net sales, respectively. There were no amounts due from these customers at December 31, 2006.

Intellectual Property

Management believes that the technology incorporated in its products gives it advantages over its competitors and prospective competitors. Protection of technology is attempted through a combination of patents, applied for patents, confidentiality agreements and trade secrets. The Company presently has 14 U.S. patents. There can be no assurance that we will have the resources to defend our patents or that patents we hold will be considered valid if challenged. In addition, it is possible that some patents will be rendered worthless as the result of technological obsolescence.

Governmental Approvals and Regulations

We are not subject to government approvals for any of our primary products or services. Certain applications using laser technology require compliance with CDRH Section 21 CFR 1040.

Product Development

The market for Machine Vision is characterized by rapid and continuous technological development and product innovation. We believe that continued and timely development of new products and enhancements to existing products is necessary to maintain our competitive position. Accordingly, we devote a significant portion of our personnel and financial resources to product development programs and seek to maintain close relationships with customers to remain responsive to their needs. During the period ended March 31, 2006 we began activity associated with a product development agreement with Energy Conversion Devices (ECD) where we are compensated for a portion of our costs for the development of online inspection for a continuous web of display material. This best efforts subcontract with ECD proceeds from a contract from the United States Display Consortium. Our net engineering and product development costs amounted to $1.1 million and $1.2 million in 2007 and 2006, respectively. Our current product development efforts are primarily directed to Flat Panel Display and Component Inspection products.

Environmental Factors

The costs of complying with federal, state and local provisions regulating protection of the environment are not material.

Employees

As of February 29, 2008, we had 14 permanent employees, all full time, compared to 18 at February 28, 2007 and 21 at February 28, 2006. None of the Company’s employees are represented by a labor union.

Properties

We lease a light industrial building containing approximately 14,000 square feet at 49113 Wixom Tech Drive, Wixom, Michigan. The lease is for a five-year period, which commenced on January 1, 2006. Our manufacturing, engineering and administrative functions are performed at this location. The building is approximately 10 years old and is in excellent condition.

Legal Proceedings

The Company is not currently involved in any litigation other than routine litigation that is incidental to the Company’s business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

               The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about our beliefs and expectations. Generally, the words “anticipate”, “expect”, “intend”, “believe” and similar expressions identify forward-looking statements. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated below under the headings “Cautionary Statement About Forward-Looking Information” and “Risk Factors” as well as those described from time to time in our filings with the Commission.

               All forward-looking statements are based on information available to us on the date of this prospectus, and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements and we assume no obligation to update such statements except as required by the rules and regulations of the Commission. The following discussion should be read in conjunction with our filings with the Commission and the financial statements included in this prospectus.

Overview

Integral Vision, Inc., a Michigan corporation, develops, manufactures, and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. Our revenues are primarily derived from the sale of flat panel display inspection equipment. Except for the historical information contained herein, the matters discussed in this document are forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: our ability to obtain volume orders from our larger customers; general economic conditions and conditions in the specific industries in which we have significant customers; price fluctuations in the materials we purchase for assembly into final products; competitive conditions in our markets and the effect of competitive products and pricing; and technological development by us, our customers and our competition. As a result, our results may fluctuate. Additional information concerning risk factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in our filings with the Securities and Exchange Commission. These forward-looking statements represent our best estimates as of the date of this document. We assume no obligation to update such estimates except as required by the rules and regulations of the Securities and Exchange Commission.

Results of Operations (in thousands of dollars)

	Year Ended December 31,
	2007	2006

Revenues:	(In thousands, except per share data)
Net product sales	$1,059	$663
Net revenue from product development agreements	92	172
Total net revenues (See Note-B)	1,151	835
Costs of sales:
Costs of sales for products	781	488
Cost of sales for product development agreements	97	199
Depreciation and amortization	17	54
Total costs of sales	895	741
Gross margin	256	94

Other costs and expenses:
Marketing	608	653
General and administrative - net	1,327	1,250
Engineering and development - net	1,146	1,214
Total other costs and expenses	3,081	3,117
Operating loss	(2,825)	(3,023)
Other income	13	46
Interest income	-	42
Interest expense	(230)	(32)
Foreign currency translation (loss)	1	(7)
Loss from operations before income taxes	(3,041)	(2,974)
Income taxes	-	-
Net loss	$(3,041)	$(2,974)

Results of Operations - Year Ended December 31, 2007, compared to the year ended December 31, 2006

Net revenues for 2007 increased $316,000 (37.8%) to $1,151,000 from $835,000 in 2006. Revenue is reported net of sales commission expense which was approximately $67,000 in 2007 compared to approximately $24,000 in 2006. Revenue for 2007 includes $92,000 from Product Development Agreements compared to $172,000 in 2006. Sales from the flat panel display inspection product line were $1,048,000 in 2007, an increase of $399,000 (61.5%) from $649,000 in 2006.

Direct costs of sales for 2007 increased $154,000 (20.8%) to $895,000 (approximately 77.7% of sales) from $741,000 (approximately 88.7% of sales) in 2006. This was primarily due to an increase of $256,000 in costs related to flat panel display inspection equipment, partially offset by lower costs of $102,000 for product development agreements. Costs of sales for product development agreements are recorded in amounts equal to the revenue recognized and therefore do not contribute significantly to gross margin. See Note B to the Financial Statements Revenue Recognition and Note B to the Financial Statements Allocations of General and Adminstrative Costs and Engineering Costs for further discussion of product development agreements.

Marketing costs for 2007 were $608,000, a $45,000 (6.9%) decrease over the $653,000 spent in 2006. This is primarily attributable to a decrease in trade show activity, travel and promotion costs. Expense allocated to marketing costs for amortization of share based compensation as required by SFAS 123R was approximately $29,000 for 2007 and $33,000 for 2006.

General and administrative costs for 2007 were $1,327,000 a $77,000 (6.2%) increase over the $1,250,000 spent in 2006. We allocated $8,000 of general and administrative costs to costs of sales for product development agreements in 2007 and $38,000 in 2006. (For more information on the allocation of certain general and administrative costs to cost of goods sold see Note B to the Financial Statements.) Without this allocation, general and administrative costs would have increased by $47,000 (3.6%) over 2006 to $1,335,000. The increase was primairly attributable to an increase in professional fees and investor relations costs. Expense allocated to G&A for amortization of share based compensation as required by SFAS 123R for 2007 was approximately $30,000 compared to $43,000 in 2006.

Engineering and product development expenditures decreased $68,000 (5.6%) to $1,146,000 in 2007 compared to $1,214,000 in 2006. We allocated $20,000 of engineering costs to costs of sales for product development agreements in 2007 compared to $137,000 in 2006. (For more information on the allocation of certain engineering costs to cost of goods sold see Note B to the Financial Statements.) Without these allocations, engineering costs would have decreased by $185,000 (13.7%) to $1,166,000 in 2007 compared to $1,351,000 in 2006. This is primarily attributable to decreases in staffing and related costs of $404,000, partially offset by increases in outside services and travel costs of $219,000. Expense allocated to engineering and product development costs for the amortization of share-based compensation as required by SFAS 123R for 2007 was $38,000 in 2007 compared to $94,000 in 2006.

Other income decreased $33,000 to $13,000 in 2007 compared to $46,000 in 2006. The decrease in 2007 is primarily attributable to a loss on the abandonement of equipment of $16,000 and a decrease in royalty income of $13,000.

Interest expense increased $198,000 to $230,000 in 2007 compared to $32,000 in 2006. The increase is primarily attributable to increased debt of $2,614,000 in 2007 compared to 2006 (see Note C to financial statements).

Seasonality and Quarterly Fluctuations

Integral Vision’s revenues and operating results have varied substantially from quarter to quarter and management believes these fluctuations may continue. Our reliance on large orders has contributed to the variability of the our operating results.

Liquidity and Capital Resources

Operating activities for 2007 used cash of approximately $2.6 million primarily due to our loss from operations. Changes in working capital provided cash of $201,000, which was primarily due to a decrease in inventory of $117,000, an increase in accounts receivable of $54,000, a decrease in other current assets of $22,000 and an increase in accounts payable and other current liabilities of $116,000.

Our investing activities included primarily the purchase of approximately $35,000 of equipment in 2007 and $8,000 for legal and patent office fees for new patent applications.

Our financing activities included net proceeds of $2,614,000 from the issuance of Class 2 Notes and we received $8,000 from the exercise of employee stock options.

We paid $30,000 of interest in 2007 on Class 3 Notes.

Management has made arrangements to issue up to $3,122,000 of Class 2 Notes under the terms of the Company’s existing Note and Warrant Purchase Agreement as amended. The Class 2 Notes are working capital notes and are secured by accounts receivable, inventory, and intellectual property. The purchasers of Class 2 Notes receive 10% interest and the option to receive either warrants for the purchase of the Company’s stock or an additional 2% interest. Class 2 Warrants entitle the holder to purchase one share of Common Stock for each $1 in value of the Class 2 Note multiplied by a fraction, the numerator of which is the number of days such Class 2 note is outstanding and the denominator of which is 365. The Board of Directors has approved a $1.60 strike price for the warrants. The Notes will mature April 30, 2008. As of December 31, 2007 the Company had issued $2,964,000 of Class 2 Notes, primarily purchased by related parties. Management anticipates issuing the balance of these notes during the first quarter of 2008. As of December 31, 2007, the noteholders have earned 1,795,327 warrants, 335,545 of which are issued. The Company’s present cash position requires us to secure additional funding for the immediate future as well as funding to provide working capital for anticipated orders. Refer to Note P –Subsequent Events for recent activity associated with Class 2 Notes. Management expects to refinance these notes as part of our plan to raise additional capital in the second quarter of 2008 to fund operations through at least the first quarter of 2009 and provide working capital for anticipated orders.

Terms of the 2005 Securities Purchase Agreement provide antidilution protection for the 3,500,000 warrants outstanding and grant a right to holders of the 6,200,0000 outstanding shares of stock purchased at $1.00 per share under the agreement to swap the stock they purchased for new securities being offered in the future by the Company if the terms of the new securities are more favorable to the holders than the terms of the 2005 Securities Purchase Agreement. The antidilution protection on the warrants sets the conversion price of the warrant at the price of the new securities being issued and increases the total number of shares available under the warrant such that the total value of the warrant is kept constant. These terms would result in significant dilution if securities were sold at current market prices. Though there can be no assurance they will be successful, management expects to negotiate these terms as part of our plan to raise additional capital in the second quarter of 2008. Further, the terms of the 5th Amended Note and Warrant Purchase Agreement provides for the conversion price on outstanding warrants to be reduced to the price of new securities offered, but not lower than $0.25, resulting in a significant reduction of the amount of funds that will be realized by the Company in the event of an exercise of the warrants at current market prices. See financial statements Note P – Subsequent Events for additional information regarding potential dilution.

For further discussion regarding our obligations, see Note C—Long Term Debt and Other Financing Arrangements and Note P – Subsequent Events.

Impact of Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on our operations or our financial position. Amounts shown for property, plant and equipment and for costs and expenses reflect historical cost and do not necessarily represent replacement cost or charges to operations based on replacement cost. Our operations together with other sources are intended to provide funds to replace property, plant and equipment as necessary. Net income would be lower than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arragements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recently Issued Accounting Standards

On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no effect on our financial position, results of operations or cash flows as a result of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. SFAS No. 157 is effective January 1, 2008 for financial assets and liabilities and January 1, 2009 for non-financial assets and liabilities. We are currently evaluating the effect, if any, of this statement on our financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We will adopt SFAS No. 159 on January 1, 2008 and do not anticipate adoption to materially impact our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(Revised), “Business Combinations” (“SFAS No. 141(R)”), which replaces SFAS No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this statement. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We expect to adopt this statement on January 1, 2009. SFAS No. 141(R)’s impact on accounting for business combinations is dependent upon acquisitions at that time.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements,” which amends Accounting Research Bulletin No. 51, “Consolidated

Financial Statements,” to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the effect, if any, of this statement on our financial condition and results of operations

Management’s Discussion of Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. The accounting policies discussed below are considered by management to be the most important to an understanding of our financial statements, because their application places the most significant demands on management’s judgment and estimates about the effect of matters that are inherently uncertain. Our assumptions and estimates were based on the facts and circumstances known at December 31, 2007, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. These policies are also discussed in Note B of the Notes to Financial Statements included in Item 7 of this report.

Revenue Recognition

We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition and Staff Accounting Bulletin No. 101 (“SAB 101”), and Staff Accounting Bulletin No. 104 (“SAB 104”) Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

We account for certain product sales of flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, we recognize revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized when it becomes due (generally upon acceptance). We recognize all other product sales with customer acceptance provisions upon final customer acceptance. We recognize revenue from the sale of spare parts upon shipment. Revenue from service contracts is recognized over the term of the contract. Revenue is reported net of sales commissions.

Revenue is also derived through business agreements for product development. We conduct specified product development projects related to one of our principal technology specializations for an agreed-upon fee. Typically the agreements require “best efforts” with no specified performance criteria. Revenue from product development agreements, where there are no specific performance terms, is recognized in amounts equal to the amounts expended on the programs. Generally, the agreed-upon fees contemplate reimbursing us, after our agreed-upon cost share if any, for costs considered to be associated with project activities. These include expenses for direct product development and research, operating expenses, general and administrative expenses, and depreciation. Accordingly, expenses related to product development agreements are recorded as cost of revenues from product development agreements.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market. Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. We evaluate, on a quarterly basis, the status of our inventory to ensure the amount recorded in the financial statements reflects the lower of our cost or the value we expect to receive when the inventory is sold. This estimate is based on several factors, including the condition and salability of the inventory and the forecasted demand for the particular products incorporating these components. Based on current backlog and expected orders, we forecast the upcoming usage of current stock. We record reserves for obsolete and slow-moving parts ranging from 0% for active parts with sufficient forecasted demand up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk.

Impairment of Long-lived Assets

We review our long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset.

Share-Based Compensation

We account for our share based compensation plans according to the provisions of SFAS 123R. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The fair value of all awards is amortized on a straight line basis over the requisite service periods. The expected life of all awards granted represents the period of time that they are expected to be outstanding. The expected life is determined using historical and other information available at the time of grant. Expected volatilities are based on historical volatility of our common stock, and other factors. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We use historical data to estimate pre-vesting option forfeitures.

Contingencies and Litigation

We make an assessment of the probability of an adverse judgment resulting from current and threatened litigation. The Company accrues the cost of an adverse judgment if, in Management’s estimation, an adverse settlement is probable and Management can reasonably estimate the ultimate cost of such litigation. The Company has made no such accruals at December 31, 2007.

Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the small business issuer, as such term is defined in Exchange Act Rule 13a-15(f). We have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Management has evaluated the effectiveness of our disclosure controls and procedures and our internal financial controls using “SarboxPro”, a commercially available software package designed to implement the Committee of Sponsoring Organizations of the Treadway Commission framework in compliance with SEC Release No. 34-55929. We have presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on our evaluation. We have also disclosed in this report any change in our internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Management’s Evaluation of Disclosure Controls and Procedures

The Company’s chief executive officer and chief financial officer have each reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer have each concluded that the Company’s current disclosure controls and procedures are effective to ensure that information required to be disclosed in its periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported, in each case, within the time period specified by the SEC’s rules and regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There have been no changes in the Company’s internal controls over financial reporting that occurred during the Company’s fourth quarter of the fiscal year that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Description of Property

We lease a light industrial building containing approximately 14,000 square feet at 49113 Wixom Tech Drive, Wixom, Michigan. The lease is for a five-year period, which commenced on January 1, 2006. Our manufacturing, engineering and administrative functions are performed at this location. The building is approximately 10 years old and is in excellent condition.

Investment Policies

We do not have specific limitations on the percentage of our assets that may be invested in any one investment. There is no specific shareholder vote requirement regarding changes in this policy. Generally, we acquire assets primarily for operating purposes and not for capital gains or income per se.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Maxco, Inc. owns approximately 8% of the outstanding Integral Vision stock. Max Coon, President and Chairman of Maxco, is Secretary and Vice Chairman of the Board of Integral Vision. Until the start of the third quarter of 2006, Maxco, Inc. provided consulting services to the Company. These services include assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The Company and Maxco have agreed on terms for payment to Maxco for these services. Prior to October 1, 2004, no charges were made by Maxco for the services to Integral Vision. The services for the six months ended March 31, 2005 were satisfied by the issuance of 42,000 shares of unregistered common stock in the Company. The amount charged to operations in the first quarter of 2005 for these services amounted to $37,000, which is based on the average closing price of the Company’s common stock over that period. Effective April 1, 2005 and through November 30, 2005, the Company began paying Maxco $8,750 per month for each month such services were rendered. The amount charged to operations in 2005 for such administrative services amounted to $70,000. The dependence on Maxco’s services has decreased and therefore beginning December 1, 2005, the Company began compensating Maxco on an hourly basis. The amount charged to operations in 2006 for these services was $6,960. Maxco’s services have not been required since the second quarter of 2006.

Certain of our officers, directors and shareholders holding 5% or greater interest in the Company were participants in the Company’s Note and Warrant Purchase Agreement, as amended. These parties have loaned money to the Company in return for promissory notes and warrants to purchase the Company’s common stock. The exercise prices for the warrants were set by the Board of Directors based on the market price for the Company’s stock at the date of issuance. Certain Class 1 notes holders agreed to exchange their notes for Class 3 convertible notes, which had an extended maturity date and are convertible into the Company’s common stock. The conversion prices were set at a discount to the market at the date of issuance. Pursuant to the provisions of the Note and Warrant Purchase Agreement as amended, the exercise price of the warrants and the conversion price of the notes have been adjusted to $1.00 due to the recent sale of our Series A Convertible Preferred Stock. The terms of the above-referenced transactions with our officers, directors and principal shareholders are the same as the other participants in the Note and Warrant Purchase Agreement, and the Company believes that they are as favorable as could be obtained from outside sources.

As of the date of this prospectus, except for J. N. Hunter and John R. Kiely, III, all of our officers, directors and principal shareholders holding notes and warrants pursuant to the Note and Warrant Purchase Agreement have converted and exercised their securities into our common stock. Further information about these shareholders can be found in the “Selling Shareholders” section of this prospectus.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Integral Vision’s common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol INVI. Information on the current quotes on our common stock are available at the OTCBB’s website, www.otcbb.com and most financial information portals, including such as that provided at http://finance.yahoo.com or http://quote.bloomberg.com. We will continue to provide information through filings with the Commission as required for continued listing on the OTCBB. These filings can be found at the Commission’s website at www.sec.gov.

The table below shows the high and low sales prices for our common stock for each quarter in the past two years. These prices reflect inter-dealer prices and do not include allowance for retail mark-up or mark-down, commissions or other transaction costs and may not represent actual transactions.

	2006				2007
	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31
High	$2.00	$1.80	$1.30	$0.75	$0.70	$0.51	$0.49	$0.28
Low	1.56	0.94	0.49	0.28	0.49	0.28	0.28	0.06

Holders

As of February 29, 2008, there were approximately 304 holders of record of our Common Stock. This figure does not reflect the approximately 1,300 beneficial stockholders whose shares are in nominee names.

Dividend Policy

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain any earnings for use in our operations and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

Issuer Purchases

We did not repurchase any equity securities during the years ended December 31, 2007 and 2006.

Dividend Policy

We have not paid cash dividends on our common stock during any period. We expect to retain earnings, if any, to finance the expansion and development of business.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

               Compensation Committee Interlocks and Insider Participation. The Compensation Committee of the Board of Directors consists of Max A. Coon and Vincent Shunsky. Messrs. Coon and Shunsky are officers of Integral Vision. Mr. Coon is also an officer and director of Maxco, Inc., is paid by Maxco, Inc. and receive no compensation from us.

               Overview and Philosophy. The committee is responsible for developing and making recommendations to the Board with respect to our executive compensation policies. In addition, the Compensation Committee, pursuant to authority delegated by the Board, determines on an annual basis the compensation to be paid to the Chief Executive Officer and each of our other executive officers.

               The objectives of our executive compensation program are to:

  support the achievement of desired company performance;

  provide compensation that will attract and retain superior talent and reward performance;

  align the executive officers’ interests with the success of the Company by making payout dependent upon corporate performance and offering incentives in the form of stock options.

               The executive compensation program provides an overall level of compensation opportunity that is competitive with companies of comparable size and complexity. The Compensation Committee will use its discretion to set executive compensation where, in its judgment, external, internal or an individual’s circumstances warrant it.

               Executive Officer Compensation Program. Our executive officer compensation program is comprised of base salary, long-term incentive compensation in the form of stock options, and various benefits, including medical and deferred compensation plans, generally available to our employees.

               Base Salary. Base salary levels for our executive officers are competitively set relative to other comparable companies. In determining salaries the committee also takes into account individual experience and performance. Due to our circumstances, base salary levels for certain of our executive officers were unchanged from the prior year.

               Stock Option Program. The stock option program is our long-term incentive plan for executive officers and key employees. The objectives of the program are to align executive and shareholder long-term interests by creating a strong and direct link between executive pay and shareholder return, and to enable executives to develop and maintain a significant, long-term stock ownership position in our common stock.

               In May 2004 a stock option plan allowing the issuance of options for the purchase of up to 1,000,000 shares of Integral Vision common stock was approved by our shareholders. This stock option plan provides for the grant of both options intended to qualify as “incentive stock options” within the meaning of Section 422A of the Internal Revenue Code and nonstatutory stock options which do not qualify for such treatment.

               The stock option plan authorizes a committee of directors to award executive and key employee stock options, as well as options to directors and nonemployees who are in a position to materially benefit the Company. Generally, stock options are granted at an option price equal to the fair market value of our common stock on the date of grant, vest over one year, have ten-year terms and can have other exercise restrictions established by the committee.

               Stock option plans, each authorizing options on 500,000 shares of our common stock on substantially the same terms, were approved by our shareholders in 1999 and 1995.

               The Committee modified the terms of the Company’s May 16, 2006 option award program. The modification which is effective October 24, 2006 changed the exercise/strike price from $1.50 to $.60 per share and changed the vesting period from one year to two years.

               The financial statement impact of the modifications, which was determined in accordance with SFAS 123R increased the award program cost by $18,792. This amount, when added to the unrecognized cost of $144,910 for the original option award program, is $163,702 and will be recognized ratably as compensation cost over the vesting period remaining at the modification date plus one year.

               Management believes that the option award program modifications were necessary to provide the Company with an effective means of retaining and motivating officers and key employees and to provide them with incentives to enhance the growth and profitability of the Company.

               Deferred Compensation. Effective July 1, 1986, we adopted a 401(k) Employee Savings Plan. The 401(k) is a “cash or deferred” plan under which employees may elect to contribute a certain portion of their compensation which they would otherwise be eligible to receive in cash. We have agreed to make a matching contribution of 20% of the employees’ contributions of up to 6% of their compensation. In addition, we may make a profit sharing contribution at the discretion of the Board. All of our full time employees who have completed six months of service are eligible to participate in the plan. Participants are immediately 100% vested in all contributions. The plan does not contain an established termination date and it is not anticipated that it will be terminated at any time in the foreseeable future.

               Benefits. We provide medical benefits to the executive officers that are generally available to our other employees. In addition, executive officers may be provided with other benefits, such as life insurance and automobiles. The amount of perquisites, as determined in accordance with the rules of the

Commission relating to executive compensation, did not exceed 10% of salary for any executive officer for fiscal 2004.

               Summary Compensation Table. The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by our Chief Executive Officer and our four other most highly compensated executive officers.

Summary Compensation Table

          The following table sets forth the cash and non-cash compensation for each of the last two fiscal years awarded to or earned by the Chief Executive Officer of the Company and to the other executive officers whose compensation for the 2007 fiscal year exceeded $100,000:

					Long Term		All Other
		Annual Compensation			Compensation		Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)	Options ($)	9	($)		Total
Charles J. Drake	2007	160,000		20,000	-		17,017	3	197,017
Chief Executive Officer	2006	160,000		-	-		14,948	3	174,948

Mark R. Doede	2007	120,000		36,000	28,841		14,369	4	199,210
President and Chief Operating Officer	2006	120,000		38,000	28,473	2	14,661	4	201,134

Arthur D. Harmala	2007	109,151	1	-	-		19,143	5	128,294
Vice President of Marketing	2006	107,786	1	-	-		20,244	5	128,030

Andrew Blowers	2007	117,000		33,000	34,983		20,301	6	205,284
Chief Technical Officer	2006	117,000		41,000	28,473	2	19,254	6	205,727

Mark A. Michniewicz	2007	44,935		-	-		7,266	7	52,201
Vice President of Engineering	2006	117,000		-	14,237	2	14,888	7	146,127

Paul M. Zink	2007	113,000		-	18,829		15,145	8	146,974
Vice President of Applications	2006	105,000		-	17,084	2	9,342	8	131,428

1 Includes $9,151 and $7,786 of commissions in 2007 and 2006 respectively.
2 Stock Options granted May 18, 2006 at $1.50 were re-priced October 25, 2006 to $0.60.
3 Includes term life insurance premiums of $300 in 2007 and $413 in 2006.
4 Includes term life insurance premiums of $346 in 2007 and $310 in 2006.
5 Includes term life insurance premiums of $288 in 2007 and $258 in 2006.
6 Includes term life insurance premiums of $337 in 2007 and $302 in 2006.
7 Includes term life insurance premiums of $140 in 2007 and $302 in 2006.
8 Includes term life insurance premiums of $323 in 2007 and $302 in 2006
9 Refer to Note I of the Financial Statements as presented in the 10-KSB for the year ended December 31, 2007 for more information.

Options Exercised During Fiscal Year

               The following table lists options exercised by executive officers named in the Summary Compensation Table above:

	Options Exercised during Fiscal
	Year 2007
	Number of
	Shares
	Aquired on	Value Realized
Name	Exercise	on Exercise
Mark A. Michniewicz	55,000	$ 21,450

Options Granted During Fiscal Year

               The following table lists options granted under a plan to executive officers named in the Summary Compensation Table above:

	Grants of Plan Based Awards during Fiscal Year 2007
		Number of
		Underlying	Option Exercise	Grant Date Fair
Name	Stock Options	Securities	Price ($)	Value ($)
Andrew Blowers	160,000	160,000	0.35	39,134
Mark R. Doede	80,000	80,000	0.35	19,567
Paul M. Zink	60,000	60,000	0.37	15,565

Outstanding Equity Awards at Fiscal Year-End

               The following table lists unexercised options as of December 31, 2007 for the executive officers named in the Summary Compensation Table above.

Number of Securities Underlying
Unexercised Options at FY-End (#)

			Option Exercise	Option Expiration
Name	Exercisable	Unexercisable	Price ($)	Date
Andrew Blowers	15,000		1.07	10/22/2009
	30,000		0.14	8/1/2011
	40,000		0.15	5/7/2013
	25,000		1.71	5/24/2014
	30,000		1.03	8/23/2014
	35,000		1.40	6/3/2015
		50,000 [1]	0.60	5/18/2016
		160,000	0.35	9/7/2017
Mark R. Doede	100,000		1.07	10/22/2009
	50,000		0.14	8/1/2011
	48,000		0.24	3/12/2012
	2,000		0.24	3/12/2012
	22,000		0.15	5/7/2013
	18,000		0.15	5/7/2013
	30,000		1.71	5/24/2014
	30,000		1.03	8/23/2014
	45,000		1.40	6/3/2015
		50,000 [1]	0.60	5/18/2016
		80,000	0.35	9/7/2017
Arthur D. Harmala	30,000		1.07	10/22/2009
	20,000		0.14	8/1/2011
	40,000		0.16	5/12/2013
Mark A. Michniewicz	-	-
Paul M. Zink	8,000		1.07	10/22/2009
	25,000		0.15	5/7/2013
	20,000		1.71	5/24/2014
	20,000		1.40	6/3/2015
	25,000		1.03	8/23/2014
		30,000	0.60	5/18/2016
		60,000	0.37	8/30/2007

1 These stock options were originally granted May 18, 2006 at $1.50 and were re-priced October 25, 2006 to $0.60. Refer to Note I Share Based Compensation of the Financial Statements as presented in the 10-KSB for the year ended December 31, 2007 for more information.

43

Director Compensation Table

               The following table sets forth the cash compensation paid to directors or the Company for the last fiscal year. No directors received any non-cash compensation. For compensation paid to Charles J. Drake, refer to the Summary Compensation table above.

Fees
Name	Earned ($)
Vincent Shunsky	5,800
William Wallace	10,400

Employment Agreements

               There are no agreements with our executive officers providing for a compensatory plan or arrangement in the event of termination or change of control of the Company.

LEGAL MATTERS

               The validity of the shares being offered has been passed upon for us by J. M. Warren Law Offices, 2161 Commons Parkway, Okemos, Michigan 48864. J. Michael Warren, the president of the law firm, is a selling shareholder who owns securities offered through this prospectus. For more information please see the “Selling Shareholders” section included elsewhere in this prospectus.

EXPERTS

               Our financial statements for the years ended December 31, 2007 and 2006 attached to and incorporated by reference in this registration statement have been audited by Rehmann Robson, P.C., independent registered public accounting firm. In connection with their audits for fiscal years 2007 and 2006, Rehmann Robson, P.C. prepared a report (which contains an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern) dated March 31, 2008, appearing elsewhere herein. The financial statements for the years ended December 31, 2007 and 2006 are attached to and incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and current reports, proxy statements, information statements and other information with the Commission under the Exchange Act. You may read and copy this information, for a copying fee, at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our filings with the Commission are also available to the public from commercial document retrieval services, and at the web site maintained by the Commission at http://www.sec.gov.

               Our Internet address is http://www.iv-usa.com. We have made available, through a link to the NASDAQ Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% shareholders and amendments to those reports). To receive paper copies of our SEC materials, please contact us by U.S. mail, telephone, facsimile or electronic mail at the following address:

Integral Vision, Inc.
Attn: Investor Relations
49113 Wixom Tech Drive
Wixom, MI 48393
Telephone: (248) 688-9230
Facsimile: (248) 688-9384
Electronic mail: cdrake@iv-usa.com

               We have filed a registration statement on Form S-1 under the Securities Act with respect to the securities offered pursuant to this prospectus. This prospectus does not contain all of the information set

44

forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and statements contained in this prospectus concerning provisions of any document are not necessarily complete. For further information about Integral Vision and the common stock offered under this prospectus, you should read the registration statement and the exhibits filed as a part thereof, which may be found at the locations and website referred to above.

45

FINANCIAL STATEMENTS

Financial Statements for the years ended December 31, 2007and 2006
Report of Rehmann Robson, P.C., Independent Registered Public Accounting Firm	F–1
Balance Sheet for 2007	F–2
Statements of Operations for 2007 and 2006	F–4
Statements of Stockholders’ Deficit for 2007 and 2006	F–5
Statements of Cash Flows for 2007 and 2006	F–6
Notes to Financial Statements	F–7

46

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Integral Vision, Inc.
Wixom, Michigan

We have audited the accompanying balance sheet of Integral Vision, Inc. as of December 31, 2007, and the related statements of operations, stockholders’ deficit and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Vision, Inc. as of December 31, 2007, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note O to the financial statements, the Company is sustaining recurring losses from operations and is having difficulties in achieving the necessary sales to attain profitability. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note O. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Rehmann Robson, P.C.

Troy, Michigan
March 31, 2008

Balance Sheet
Integral Vision, Inc.

December 31
2007
(in thousands)
Assets
Current assets
Cash	$11
Accounts receivable	75
Inventories - Note B	265
Other current assets	97
Total current assets	448

Property and equipment
Building improvements	4
Production and engineering equipment	234
Furniture and fixtures	80
Computer equipment	190
Marketing/demonstration equipment	139
647
Less accumulated depreciation	431
Net property and equipment	216

Other assets - net of accumulated amortization of $1,493,000	34
34
$698

Liabilities and Stockholders' Deficit
Current liabilities
Notes payable	$3,342
Accounts payable	75
Accrued compensation and related costs	298
Accrued interest	196
Accrued product warranty	82
Other accrued liabilities	40
Total current liabilities	4,033

Long-term debt	-
Total liabilities	4,033

Stockholders' deficit
Preferred stock, 400,000 shares authorized; none issued	-
Common stock, without par value, stated value $.20 per share; 50,000,000 shares authorized;
29,566,409 shares issued and outstanding	5,913
Additional paid-in capital	39,407
Accumulated deficit	(48,655)
Total stockholders' deficit	(3,335)
$698

The accompanying notes are an integral part of these financial statements.

Statements of Operations
Integral Vision, Inc.

	Year Ended December 31,
	2007	2006

Revenues:	(In thousands, except per share data)
Net product sales	$1,059	$663
Net revenue from product development agreements	92	172
Total net revenues (See Note-B)	1,151	835
Costs of sales:
Costs of sales for products	781	488
Cost of sales for product development agreements	97	199
Depreciation and amortization	17	54
Total costs of sales	895	741
Gross margin	256	94

Other costs and expenses:
Marketing	608	653
General and administrative - net	1,327	1,250
Engineering and development - net	1,146	1,214
Total other costs and expenses	3,081	3,117
Operating loss	(2,825)	(3,023)
Other income	13	46
Interest income	-	42
Interest expense	(230)	(32)
Foreign currency translation gain (loss)	1	(7)
Loss from operations before income taxes	(3,041)	(2,974)
Income taxes	-	-
Net loss	$(3,041)	$(2,974)

Basic and diluted loss per share:
Net loss	$(0.10)	$(0.10)

Weighted average number of shares outstanding of common
stock and common stock equivalents, where applicable	29,534	29,491

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders’ Deficit
Integral Vision, Inc.

	Number of
	Common			Additional
	Shares	Common	Preferred	Paid-In	Accumulated
	Outstanding	Stock	Stock	Capital	Deficit	Total
	(in thousands, except number of common shares outstanding)
Balances at January 1, 2006	29,491,409	$5,898	$-	$39,126	$(42,640)	$2,384
Net loss for the year					(2,974)	(2,974)
Share-based compensation				170		170
Balances at December 31, 2006	29,491,409	$5,898	$-	$39,296	$(45,614)	$(420)
Net loss for the year					(3,041)	(3,041)
Stock options exercised	75,000	15		(7)		8
Warrants issued				21		21
Share-based compensation				97		97
Balances at December 31, 2007	29,566,409	$5,913	$-	$39,407	$(48,655)	$(3,335)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
Integral Vision, Inc.

	Year Ended December 31
	2007	2006
	(in thousands)
Cash Flows From Operating Activities:
Net loss	$(3,041)	$(2,974)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	70	48
Amortization	11	48
Equipment abandonment loss	16	-
Warrants issued in settlement of interest	21	-
Share-based compensation	97	170
Changes in operating assets and liabilities:
Accounts receivable	(54)	56
Inventories	117	(172)
Other current assets	22	(17)
Accounts payable and other current liabilities	116	108
Net cash used in operating activities	(2,625)	(2,733)

Cash Flows From Investing Activities:
Purchase of property and equipment	(35)	(49)
Additional patent expenditures	(8)	(12)
Net cash used in investing activities	(43)	(61)

Cash Flows From Financing Activities:
Proceeds from sale of Class 2 Notes-net	2,614	350
Proceeds from exercise of stock options	8	-
Net cash provided by financing activities	2,622	350
Decrease in cash	(46)	(2,444)
Cash at beginning of year	57	2,501
Cash at end of year	$11	$57

Supplemental cash flows information:
Interest paid	$30	$30
Supplemental noncash investing activity:
Reclassification of inventory to equipment	$-	$153

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
Integral Vision, Inc.

Note A – Nature of Business

Integral Vision, Inc. develops, manufactures, and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. We primarily inspect Microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components. Our customers and potential customers are primarily large companies with significant investment in the manufacture of displays. Nearly all of our sales originate in the United States, Asia, or Europe. Our products are generally sold as capital goods. Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

During the period ended March 31, 2006, we began activity associated with a product development agreement where we are compensated for a portion of our development costs for a certain best efforts product development. We may not be able to find future opportunities similar to this, but remain open to such development agreements where they facilitate our strategic goals.

Major Customers

The nature of our product offerings may produce sales to one or a limited number of customers in excess of 10% of total net sales in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on our results of operations. For 2007, sales to Qualcomm MEMS Technologies, Samsung, Liquavista B.V., and Texas Instruments represented 31%, 24% 14%, and 10% of net sales, respectively. Approximately $50,000 was due from two of these customers at December 31, 2007. For 2006, sales to Qualcomm MEMS Technologies, Texas Instruments, Energy Conversion Devices, and DuPont represented 31%, 21%, 21% and 14% of net sales, respectively. There were no amounts due from these customers at December 31, 2006.

Note B - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Accounts Receivable

Trade accounts receivable during the year primarily represent amounts due from equipment manufacturers and end-users in North America, Asia and Europe. At times we maintain an allowance for the inability of our customers to make required payments. These estimates are based on historical data, the length of time the receivables are past due and other known factors. An allowance for doubtful accounts was not required at December 31, 2007.

Inventories

Inventories are stated at the lower of first-in, first-out (“FIFO”) cost or market. Cost is computed using currently adjusted standards which approximates actual costs on a FIFO basis. We assesses the recoverability of all inventory to determine whether adjustments for impairment are required. At December 31, 2007 inventories consisted of the following amounts (net of an obsolescence allowance of $79,000 in 2007):

2007
(in thousands)
Raw materials	$265
Work in process	-
Finished goods	-
$265

We periodically perform an analysis of our inventory to determine if its cost exceeds estimated net realizable value. Over the last several years, given the market conditions and the direction of the Company, we discontinued certain product lines and attempted to liquidate the remaining inventory related to those product lines.

Property and Equipment

Property and equipment is stated on the basis of cost. Expenditures for normal repairs and maintenance are charged to operations as incurred.

Depreciation is computed by the straight-line method based on the estimated useful lives of the assets (building improvements-40 years, other property and equipment-3 to 10 years).

Capitalized Computer Software Development Costs

Computer software development costs are capitalized after the establishment of technological feasibility of the related technology. These costs are amortized following general release of products based on current and estimated future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product (not to exceed 5 years). We continually review the net realizable value of capitalized software costs. At the time that a determination is made that capitalized software amounts exceed the estimated net realizable value of amounts capitalized, any amounts in excess of the estimated realizable amounts are written off.

No software development costs were capitalized during 2007. Amortization of the costs capitalized prior to 2003 amounted to $0 and $38,000 in 2007 and 2006, respectively. These costs were primarily made up of payroll, fringe benefits, and other direct expenses such as facilities allocation. The software amortized over the period is tour microdisplay inspection software toolbox including vision processing algorithms and our patented sequence development and execution software. These software components are used in the products we sell.

Patents

Total patent costs incurred and capitalized were $8,000 and $12,000 in 2007 and 2006, respectively. Patents are stated at cost less accumulated amortization. Amortization of the patents amounted to $11,000 and $9,000 in 2007 and 2006, respectively. These costs are amortized on a straight-line basis over the estimated useful lives of the assets (not to exceed 5 years).

Impairment of Long-lived Assets

We review our long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset.

Deferred Revenue

Deferred revenue represents amounts periodically invoiced for sales orders in excess of amounts recognized as revenues. At December 31, 2007 there was no deferred revenue.

Fair Value of Financial Instruments

Our financial instruments are cash and cash equivalents, accounts receivable, accounts payable, notes payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

Revenue Recognition

We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition, Staff Accounting Bulletin No. 101 (“SAB 101”), and Staff Accounting Bulletin No. 104 (“SAB 104”) Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

We account for certain product sales of our flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, we recognize revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized when it becomes due (generally upon acceptance). We recognize all other product sales with customer acceptance provisions upon final customer acceptance. We recognize revenue from the sale of spare parts upon shipment. Revenue from service contracts is recognized over the term of the contract. Revenue is reported net of sales commissions of $67,000 and $24,000 in 2007 and 2006, respectively.

Revenue is also derived through business agreements for product development. We conduct specified product development projects related to one of our principal technology specializations for an agreed-upon fee. Typically the agreements require “best efforts” with no specified performance criteria. Revenue from product development agreements, where there are no specific performance terms, are recognized in amounts equal to the amounts expended on the programs. Generally, the agreed-upon fees contemplate reimbursing us, after our agreed-upon cost share if any, for costs considered to be associated with project activities. These include expenses for direct product development and research, operating expenses, general and administrative expenses, and depreciation. Accordingly, expenses related to product development agreements are recorded as cost of revenues from product development agreements.

Allocations of General and Administrative Costs and Engineering Costs

We allocate a portion of general and administrative expense and a portion of engineering and product development expense to cost of sales from product development agreements based on a percentage of direct labor costs. These allocations are limited to the amount of revenues, after direct expenses, under the applicable agreements.

The following is a summary of the allocations made for the year ended December 31:

	2007	2006
	(in thousands)
Gross G&A Expense	$1,335	$1,288
Less allocation to cost of sales from
product development agreements	(8)	(38)
Remaining G&A Expense	$1,327	$1,250

	2007	2006
	(in thousands)
Gross Engineering and Development
Expense	$1,166	$1,351

Less allocation to cost of sales from
product development agreements	(20)	(137)
Remaining Engineering and
Development Expense	$1,146	$1,214

Concentrations of Credit and Other Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of accounts receivable. A significant portion of our customers are located in Asia, primarily Taiwan and Korea, and in Europe. Therefore, our sales to these countries may be adversely affected by the overall health of these economies, including the effects of currency exchange rate fluctuations and political risks. We generally do not require collateral for most of our trade accounts receivable. For sales to some of our customers in certain geographic regions, we require letters of credit. Substantially all of our revenue is invoiced in U.S. dollars. For 2007, sales to four of the Company’s customers represented 79% of our total net revenue. We believe our credit evaluation and monitoring mitigates our credit risk.

Advertising

Advertising costs are expensed as incurred. Advertising costs were approximately $14,000 and $58,000 in 2007 and 2006, respectively.

Shipping and Handling Costs

Our shipping and handling costs are included in cost of sales for all periods presented.

Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (“SFAS 109”), which requires the use of the liability method in accounting for income taxes. Under SFAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for net deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit, or future deductibility is uncertain. All deferred tax assets are offset by a valuation allowance.

Common Stock Options

We account for our share-based compensation plans according to the provisions of SFAS 123R. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period. SFAS 123R requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid

Foreign Currency Transactions

Most sales are made in US dollars. Occasionally a sale or purchase may be made in Euros or Japanese Yen. Any transaction gains and losses are reflected in operating results and are generally not significant.

Reclassifications

Certain amounts have been reclassified in prior periods’ presentations to conform to the current year’s presentation.

Contingencies and Litigation

We make an assessment of the probability of an adverse judgment resulting from current and threatened litigation. We accrue the cost of an adverse judgment if, in our estimation, an adverse settlement is probable and management can reasonably estimate the ultimate cost of such litigation. We had no such accruals at December 31, 2007.

Recently Issued Accounting Standards

On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no effect on our financial position, results of operations or cash flows as a result of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. SFAS No. 157 is effective January 1, 2008 for financial assets and liabilities and January 1, 2009 for non-financial assets and liabilities. We are currently evaluating the effect, if any, of this statement on our financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We will adopt SFAS No. 159 on January 1, 2008 and do not anticipate adoption to materially impact our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(Revised), “Business Combinations” (“SFAS No. 141(R)”), which replaces SFAS No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this statement. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We expect to adopt this statement on January 1, 2009. SFAS No. 141(R)’s impact on accounting for business combinations is dependent upon acquisitions at that time.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements,” which amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the effect, if any, of this statement on our financial condition and results of operations

Note C - Long-Term Debt and Other Financing Arrangements

The Board of Directors at various meetings during 2007 authorized increases in the allowable outstanding balance of Class 2 Notes to a total of $3,622,000. From November 2006 through December 31, 2007, we have issued $2,964,000 of Class 2 Notes to fund operations leaving a balance of $658,000 of Class 2 Notes available to be issued in future periods.

Class 2 notes have been issued primarily to related parties. The issued Notes have a maturity date of April 30, 2008. See Note O – Going Concern in the Notes to Condensed Financial Statements for activity associated with the maturity date of the Notes. See Note P – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 2 Notes.

The terms of the 5th Amended Note and Warrant Purchase agreement have been amended and or modified at various dates during 2007 and 2008 to affect the following:

1)	Grant the holders of Class 2 Notes the right to participate in future equity financings up to the face amount of their respective Notes.

2)

Issue warrants accrued on Class 2 Notes through July 30, 2007 if requested. The number of warrants requested by and issued to the Class 2 Note Holders was 335,545. The value of the warrants issued was $21,118 as determined using the Black-Scholes option-pricing model.

3)	Allow Class 2 Note Holders to elect to receive accrued Class 2 warrants at the time they amend their notes and once each quarter.

4)	Extend the maturity date to April 30, 2008.

The Class 2 Notes are working capital notes and are secured by accounts receivable, inventory, and intellectual property. The purchasers of Class 2 Notes receive 10% interest and the option to earn either warrants for the purchase of our common stock or additional interest at the annual rate of 2% for the period such Notes were outstanding. Class 2 Warrants entitle the holder to purchase one share of common stock for each $1 in value of the Class 2 Note multiplied by a fraction, the numerator of which is the number of days such Class 2 Note is outstanding and the denominator of which is 365. The Board of Directors has approved a $1.60 strike price for the warrants. The antidilution terms of the warrants earned provide for the conversion price on the warrants to be reduced to the price of new securities sold, but not lower than $0.25, resulting in significant reduction of the amount of funds that will be realized by the Company in the event of an exercise of the warrants at current market prices. As of December 31, 2007, the note holders had earned 1,795,327 warrants of which 1,459,782 had not been issued. See Note P – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 2 Notes.

As of December 31, 2007, we had $378,000 in outstanding Class 3 Notes payable that are convertible into our common stock at $1.00 per share. The Notes are due April 30, 2008, and interest is paid semi-annually at 8%. The Class 3 Notes are secured by our intellectual property. The antidilution terms of the Class 3 Notes provide for their conversion price to be reduced to the price of new securities sold, but not lower than $0.25, which could result in an increase in the number of shares that would be realized by the noteholders in the event of a conversion of the notes if new capital is raised using equity at current market prices. See Note P – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the Class 3 Notes.

A summary of the Company’s debt obligations is as follows as of December 31:

	2007	2006
	(in thousands)

Long Term Debt:
Class 3 Notes	$-	$378
Net Long Term Debt	$-	$378

Short Term Debt:
Class 2 Notes	$2,964	$350
Class 3 Notes	$378	$-
Total Short Term Debt	$3,342	$350

Interest paid in 2007 was approximately $30,000 compared to interest expensed of $230,000. The $200,000 difference primarily represents amounts accrued and unpaid. Interest paid in 2006 was approximately $30,000 compared to interest expensed of $32,000. The $2,000 difference primarily represents amounts accrued and unpaid. Interest expense incurred on notes to related parties was approximately $200,000 and $2,000 in 2007 and 2006, respectively.

Note D - Related Party Transactions

Maxco, Inc. provided consulting services to the Company through June of 2006. These services, which are no longer required, included assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The

Company and Maxco agreed on terms for payment for these services resulting in charges to operations of $6,960 in 2006 .

Note E - Income Taxes

The Company establishes valuation allowances in accordance with the provisions of FASB Statement No. 109, “Accounting for Income Taxes.” The Company continually reviews realizability of deferred tax assets and recognizes these benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

As of December 31, 2007, the Company has cumulative net operating loss carryforwards approximating $48.0 million (expiring: $6.9 million in 2010, $3.9 million in 2011, $3.8 million in 2012, $2.3 million in 2018, $6.6 million in 2020, $1.9 million in 2021, $5.7 million in 2022, $5.5 million in 2023, $2.7 million in 2024, $2.7 million in 2025, $2.9 million in 2026 and $3.0 million in 2027) for federal income tax purposes available to reduce taxable income of future periods and unused investment, alternative minimum tax, and research and development tax credits approximating $331,000. Additionally, the Company’s inactive subsidiary in the United Kingdom has cumulative net operating loss carryforwards approximating $3.8 million that do not expire. For financial reporting purposes, the net operating losses and credits have been offset against net deferred tax liabilities based upon their expected amortization during the loss carryforward period. The remaining valuation allowance is necessary due to the uncertainty of future income estimates. The valuation allowance increased $989,000 in 2007 and $957,000 in 2006.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2007	2006
	(in thousands)
Deferred tax liabilities:
Tax depreciation	$20	$-
Total deferred tax liabilities	20	-

Deferred tax assets:
Net operating loss carryforwards	16,301	15,294
Credit carryforwards	331	331
Inventory reserve	27	27
Warranty reserve	28	17
Other	103	113
Total deferred tax assets	16,790	15,782
Valuation allowance for deferred tax assets	16,770	15,782
Net deferred tax assets	20	-
Net deferred taxes	$-	$-

The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense (credit) is as follows for the years ended December 31:

	2007	2006
	(in thousands)
Net income (loss)	$(3,041)	$(2,974)
Foreign net income (loss)	-	-
U.S. net income (loss)	$(3,041)	$(2,974)

Tax provision (benefit) at U.S. statutory rates	$(1,034)	$(1,011)
Change in valuation allowance	989	957
Nondeductible expenses	45	54
	$-	$-

There were no income tax payments made in 2007 or 2006.

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”). There was no impact on our financial statements upon adoption. Because of our historical significant net operating losses, we have not been subject to income taxes since 1995. There were no unrecognized tax benefits during the periods presented.

We classify all interest and penalties as income tax expense. We did not have any accrued interest and penalties related to uncertain tax positions as of December 31, 2007.

We file income tax returns in the United States federal jurisdiction and various state jurisdictions. The tax years 2003 through 2006 remain open to examination by taxing jurisdictions to which we are subject. As of December 31, 2007, we did not have any tax examinations in process.

Note F – Loss per Share

Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the year, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon the exercise of common stock options and purchase warrants.

The following table sets forth the computation of basic and diluted loss per share:

2007		2006
(in thousands, except per share data)
Numerator for basic and diluted loss per share - loss
available to common stockholders
Net loss	$(3,041)	$(2,974)

*there was no effect of dilutive securities, see below

Denominator for basic and diluted loss per share -
weighted average shares	29,534	29,491
*there was no effect of dilutive securities, see below

Basic and diluted loss per share:
Net loss	$(0.10)	$(0.10)

Warrants and options outstanding were not included in the computation of diluted earnings per share because the inclusion of these instruments would have an anti-dilutive effect. For additional disclosures regarding stock options and warrants see Note I.

Note G - Employee Savings Plan

We have an Employee Savings Plan covering substantially all employees. We contribute $.20 to the Plan for every dollar contributed by the employees up to 6% of their compensation. The Plan also provides for discretionary contributions by the company as determined annually by our Board of Directors. The contributions we charged to operations under the Plan were approximately $12,000 and $13,000 for 2007 and 2006, respectively.

Note H – Lease Commitments and Contingencies

We use equipment and office space under operating lease agreements requiring rental payments approximating $104,000 in 2008, $102,000 in 2009, and $103,000 in 2010. Rent expense charged to operations approximated $104,000 and $99,000 in 2007 and 2006, respectively.

Note I – Share-Based Compensation

We currently have two active stock option plans, the 1999 and the 2004 stock option plans ( the “Plans”) which provide for options that may be granted to eligible employees, officers and directors of Integral Vision. We reserved 1,500,000 shares for future issuance under the Plans. As of December 31, 2007, there remained 99,000 shares which can be issued under the Plans.

The purpose of the Plans generally is to retain and attract persons of appropriate education, experience and ability to serve as our employees, to encourage a sense of proprietorship of such persons, and to stimulate an active interest in our development and financial success.

The Plans are administered by the Compensation Committee of the Board of Directors (the “Committee”). The Committee determines which eligible employees will receive awards, the timing and manner of the grant of such option awards, the exercise price of the stock options (which may not be less than market value on the date of grant) and the number of shares. We may at any time amend or terminate the Plans, however no amendment that would impair the rights of any participant with respect to outstanding grants can be made without the participant’s prior consent.

We granted 475,000 options to employees during 2007. 210,000 options were granted to employees during 2006. See Note P „Ÿ Subsequent Events for activity associated with stock options since January 1, 2008.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model with the assumptions noted in the following table. The fair value of all awards is amortized on a straight line basis over the requisite service periods. The expected life of all awards granted represents the period of time that they are expected to be outstanding. The expected life is determined using historical and other information available at the time of grant. Expected volatilities are based on historical volatility of our common stock, and other factors. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We use historical data to estimate pre-vesting option forfeitures.

	Year Ended December 31
	2007	2006
	(in thousands)
Expected Life (in years)	6.0	6.0
Expected volatility	77.70%	82.7%
Risk-free interest rate	4.11%	4.90%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

A summary of option activity under all plans for the years ended December 31, 2007, and 2006 follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Shares	Exercise Price	Shares	Exercise Price
	(number of shares in thousands)
Outstanding at January 1	1,309	$0.95	1,114	$0.97
Granted	475	0.36	210	0.60
Exercised	(75)	0.10	0	0.00
Expired	(213)	1.53	(15)	6.25
Outstanding at December 31
($.10 to $1.71 per share)	1,496	$0.71	1,309	$0.95

Exercisable ($.10 to $1.71 per share)	846	$0.80	1,099	$0.90

A summary of the status of our nonvested shares as of December 31, 2007, and changes during year ended December 31, 2007, is presented below:

		Weighted
		Average Grant-
		Date Fair
		Value Exercise
	Shares	Price
Nonvested at January 1, 2007	210,000	$0.77
Granted	475,000	0.36
Forfeited	(35,000)	0.77
Vested	0	0.00

Nonvested at December 31, 2007	650,000	$0.47

The weighted average grant date fair value of options granted during 2007 and 2006 was $0.36 and $0.77, respectively.

The following table summarizes share-based compensation expense for the years ended December 31, 2007 and 2006 related to share-based awards under SFAS No. 123R as recorded in the statement of operations in the following expense categories:

	2007	2006
	(in thousands)
Marketing	$29	$33
Engineering and Development	38	94
General and Administrative	30	43
Total share-based compensation expense	$97	$170

The Compensation Committee of the Board of Directors modified the terms of the May 16, 2006 option award program. The modification which was effective October 24, 2006 changed the exercise price from $1.50 top $0.60 per share and changed the vesting period from one year to two years.

The financial statement impact of the modifications, which was determined in accordance with SFAS 123R, increased the award program cost by $18,792. This amount added to the unrecognized cost of $144,910 from the original option award program totaled $163,702 and will be recognized ratably as compensation cost over the vesting period from October 24, 2006 through May 18, 2008

As of December 31, 2007, we had $110,169 of unrecognized expense related to un-vested share-based compensation which will be recognized ratably as compensation expense over the remaining vesting period from January 1, 2008 through September, 2008.

Additional information regarding the range of exercise prices and weighted average remaining life of options outstanding at December 31, 2007 follows:

		Weighted
Range of	Number	Average	Number
Exercise Prices	Outstanding	Remaining Life	Exercisable
	(number of shares in thousands)
$.10 to $.60	1,009	7.6	359
$1.03 to $1.71	487	5.3	487
$.10 to $1.71	1,496	6.8	846

A summary of the outstanding warrants, options, and shares available upon the conversion of debt at December 31, 2007 is as follows:

	Weighted		Weighted
	Average		Average
	Exercise	Number	Remaining	Number
	Price	Outstanding	Life	Exercisable
	(number of shares in thousands)
Warrants	$1.60	3,500	2.28	3,500
Class 2 Notes	$1.31	657	2.43	657
Class 3 Notes	$1.00	378	0.25	378
1995 Employee Stock	$0.54	312	3.08	312
1999 Employee Stock	$0.28	205	4.53	205
2004 Employee Stock	$0.78	979	8.52	329
	$1.30	6,031	3.30	5,381

Note J – Contingencies and Litigation

Product Warranties

We provide standard warranty coverage for most of our products, generally for one year from the date of customer acceptance. We record a liability for estimated warranty claims based on historical claims and other factors. We review these estimates on a regular basis and adjust the warranty reserves as actual experience differs from historical estimates or other information becomes available. This warranty liability primarily includes the anticipated cost of materials, labor and travel, and shipping necessary to repair and service the equipment.

The following table illustrates the changes in our warranty liability for the years ended December 31, 2007 and 2006:

	2007	2006
	(in thousands)
Balance as of January 1	$49	$77
Charges/(credits) to expense	40	(12)
Utilization/payment	(7)	(16)
Balance as of December 31	$82	$49

Note K – Operations by Geographic Area

Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of the enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

We are engaged in one business segment, vision-based inspection products. The following presents information by geographic area.

	Year Ended December 31
	2007	2006
	(in thousands)
Net revenues by geographic area:
North America	$528	$835
Europe	166	-
Asia	457	-
	$1,151	$835

* Geographic areas that are considered individually material are listed (more than 10% of net revenues), all others are included in North America and in total are considered immaterial.

Note L – Royalty Payments Received

The Company received approximately $23,000 and $36,000 in royalties in 2007 and 2006, respectively.

Note M – Capitalized Software Costs

Management has focused its development, sales and marketing efforts on the Company’s inspection systems for the flat panel display (FPD) industry. Industry sources indicate that this market will be substantial once fully developed. The Company has developed inspection solutions for the leading technologies used in the FPD industry including liquid crystal on silicon (LCOS), organic light emitting diodes (OLED and PolyOLED), electroluminescent (EL), high temperature polysilicon (HTPS), low temperature polysilicon (LTPS), liquid crystal display (LCD), and microelectromechanical systems (MEMS).

Management periodically performs an analysis of the net realizable value of capitalized software costs.

Note N – Market for the Company’s Common Stock

Information on the current quotes on the stock, which will continue to use the ticker symbol INVI, are available at the OTCBB’s website, www.otcbb.com and most financial information portals, such as that provided at http://finance.yahoo.com or http://quote.bloomberg.com. Integral Vision expects to continue to provide information through filings with the Securities and Exchange Commission (SEC) as required for continued listing on the OTCBB. These filings can be found at the SEC’s website at www.sec.gov.

Note O – Going Concern Matters

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, we incurred losses from operations in the years of 2007 and 2006 of $3.0 million and $3.0 million, respectively. The continuing losses raise substantial doubt about our ability to continue operating as a going concern.

We are currently working with a number of large customers who are using our technologies to evaluate their microdisplay production or are evaluating our technology for the inspection of LCD displays and components. We expect that additional sales orders will be placed by these customers throughout 2008 and into 2009 provided that markets for these products continue to grow and the customers continue to have interest in our technology-assisted inspection systems. Ultimately, our ability to continue as a going concern will be dependent on these large companies getting their emerging display technology products into high volume production and placing sales orders with us for inspection products to support that production. However, there can be no assurance that we will be successful in securing sales orders sufficient to continue operating as a going concern.

From November 2006 through March 26, 2008, we have used $3,464,000 of Class 2 Notes to fund operations. All of these Notes mature April 30, 2008. We need to raise additional funds early in the second quarter of 2008 in order to sustain operations beyond that time frame. We expect that we will need to raise a minimum of $1.6 million to fund operations through the first quarter of 2009. We are in ongoing discussions with the existing Class 2 Note holders and expect the debt will be restructured and the maturity date will be extended as part of our plan to raise additional capital in the second quarter of 2008 to fund operations through at least the first quarter of 2009 and provide working capital for anticipated orders, however there can be no assurance that will happen. Additionally, terms of the 2005 Securities Purchase Agreement provide antidilution protection for the 3,500,000 warrants outstanding and grant a right to holders of the 6,200,000 outstanding shares of stock purchased at $1.00 per share under the agreement to swap the stock they purchased for new securities being offered in the future by the Company if the terms of the new securities are more favorable to the holders than the terms of the 2005 Securities Purchase Agreement. The antidilution protection on the warrants sets the conversion price of the warrant at the price of the new securities being issued and increases the total number of shares available under the warrant such that the total value of the warrant is kept constant. These terms would result in significant dilution if securities were sold at current market prices. Though there can be no assurance they will be successful, management expects to negotiate these terms as part of its plan to raise additional capital in the second quarter of 2008.

For further information regarding our obligations, see Note C – Long Term Debt and Other Financing Arrangements and Note P – Subsequent Events in the Notes to Condensed Financial Statements.

The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Note P – Subsequent Events

Effective January 2, 2008, certain holders of Class 2 Notes earning 10% interest and warrants requested that all earned but unissued warrants be issued, resulting in the issuance of 568,986 warrants with a conversion price of $1.60 per share. The value of the warrants issued was $1,191 as valued using the Black-Scholes option pricing model. On January 18, 2008, the Noteholders and management amended the terms of the existing Note and Warrant Purchase Agreement to increase the aggregate amount of Notes allowable from $3,500,000 to $3,700,000. In January 2008 we sold an additional $300,000 of Class 2 Notes, bringing the aggregate amount of outstanding Class 2 and Class 3 Notes to $3,642,000.

On January 22, 2008, the Compensation Committee of the Board of Directors approved the issuance of 129,000 options at $0.13 per share to certain officers of the Company. The issuance resulted in an expense of $11,278 which will be recognized ratably as compensation expense over the one year vesting period.

On February 15, 2008, the Compensation Committee of the Board of Directors approved a plan to offer key employees the opportunity to surrender certain options in exchange for replacement options effective February 15, 2008. The replacement options “cliff vest” 50% after 1 year and the balance after 2 years. The program received 100% participation. The exchange resulted in an additional expense of $62,995 which will be recognized ratably as compensation expense over the remaining vesting period from February 15, 2008 to February 15, 2010 along with the remaining $85,438 of unamortized compensation expense for the unvested portion of the options exchanged.

On March 12, 2008, the Board and Noteholders approved a 5th Amended and Restated Note and Warrant Purchase Agreement. This agreement (i) increased the total allowable secured debt to $6,000,000; (ii) explicitly allowed for the exchange of one class of note under the agreement for another class of note under the agreement; (iii) committed us to request that shareholders authorize an increase in the number of shares of authorized Common Stock to 70,000,000; (iv) limits anti-dilution rights the Company can agree to in future capital raising transactions; (v) prohibits the Company from committing to issuing securities which exceed or potentially exceed 70,000,000 shares or the current authorized shares, whichever is greater; (vi) limits the number of shares that can be issued to existing employees while Class 2 debt is outstanding; (vii) modifies registration rights to take into account new SEC limitations on registrable shares; (viii) provides for reimbursement of certain expenses; (ix) explicitly allows notes to be purchased under separate agreements to a total of $6,000,000 of aggregate secured debt, (x) defers interest payments on Class 2 Notes until January 1, 2009; and (xi) modifies the conditions for prepayment of Class 3 Notes.

On March 21, 2008, the Board approved the 2008 Integral Vision, Inc. Equity Incentive Plan and is requesting that our shareholders ratify the plan. The Plan is designed to promote the interests of the Company and its shareholders by providing a means by which the Company can grant equity-based incentives to eligible employees of the Company or any Subsidiary as well as non-employee directors, consultants, or advisors who are in a position to contribute materially to the Company’s success (“Participants”). The Plan permits the Compensation Committee of the Company’s Board of Directors to grant Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, and Shares. The maximum number of shares cumulatively available is 4,828,000 plus (i) any shares that are forfeited or remain unpurchased or undistributed upon termination or expiration of the awards from the Plan or options from the 2004 Employee Stock Option Plan and (ii) any shares exchanged as full or partial payment for the exercise price of any award under the plan.

In March we sold an additional $200,000 of Class 2 Notes, bringing the aggregate amount of outstanding Class 2 and Class 3 Notes to $3,842,000.

The maturity dates of the outstanding Class 2 Notes and Class 3 Notes were extended on various dates so that all are presently due on April 30, 2008.

Unaudited

On April 4, 2008, the Compensation Committee of the Board of Directors approved a plan to offer key employees the opportunity to surrender certain options issued from the 1995 Employee Stock Option Plan (“1995 Plan”) in exchange for replacement options from the 2008 Integral Vision, Inc. Equity Incentive Plan (“2008 Plan”) effective April 4, 2008. These options could not be included in the February 15, 2008 exchange because the 1995 Plan” is expired and there were not options available to replace them once surrendered until the 2008 Plan was approved. The replacement options “cliff vest” 50% after 1 year and the balance after 2 years. The program received 100% participation. The exchange resulted in an additional expense of $13,193 which will be recognized ratably as compensation expense over the vesting period from April 4, 2008 to April 3, 2010.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Pursuant to Michigan law, the Registrant has the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Registrant, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

               The Registrant’s Restated Articles of Incorporation, as amended, provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Michigan law.

               Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

               The Registrant has purchased insurance with respect to, among other things, the liabilities that may arise under the circumstances referred to above. The directors and officers of the Registrant are also insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by the Registrant.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

               The following table sets forth the expenses payable by the Registrant in connection with the registration of the securities offered by this Registration Statement. All amounts except the SEC registration fee are estimated.

Expense	Amount
SEC registration fee	$4,453
Printing expenses	$1,500
Legal fees and expenses	$12,500
Accounting fees and expenses	$5,000
Miscellaneous	$2,800

Total	$28,753

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

               For a discussion regarding the Registrant’s notes and warrants, see Note I – Share-Based Compensation, contained in the Registrant’s financial statements for the year ended December 31, 2007 included in the prospectus which is part of this registration statement.

               Our Class 1, Class 2 and Class 3 notes and warrants were sold in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act. To the Registrant’s knowledge, all of the purchasers are either “accredited investors” as that term is defined in Regulation D under the Securities Act or, either alone or with their purchaser representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.

                In February 2004, the Registrant sold 1,223,000 shares of unregistered shares of its common stock for the aggregate amount of $1,504,290 in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act. The securities were sold to four investment firms, one of which purchased in excess of 800,000 shares. To the Registrant’s knowledge, all of the purchasers are either “accredited investors” as that term is defined in Regulation D under the Securities Act or, either alone or with their purchaser representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.

               In April 2005, the Registrant sold 7,000 shares of Series A Convertible Preferred Stock at $1,000 per share and warrants to purchase 3,500,000 shares of common stock for the aggregate amount of $7,000,000 in a private transaction. The conversion price for the preferred shares is $1.00 and the exercise price for the warrants is $1.60 per share. The securities were sold in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act. To the Registrant’s knowledge, all of the purchasers are either “accredited investors” as that term is defined in Regulation D under the Securities Act or, either alone or with their purchaser representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.

               On May 27, 2005, following approval of an increase in the Registrant’s authorized shares of common stock at a meeting of the shareholders held on May 26, 2005, each share of the Series A convertible preferred stock automatically converted into 1,000 shares of unregistered common stock.

               On November 10, 2006, management made arrangements to issue up to $500,000 of Class 2 Notes under the terms of the Company’s existing Note and Warrant Purchase Agreement, as amended. The Class 2 Notes are working capital notes and are secured by accounts receivable, inventory, and intellectual property. The purchasers of Class 2 Notes receive 10% interest and the option to receive either warrants for the purchase of the Company’s stock when the Note is repaid or an additional 2% interest. Class 2 Warrants entitle the holder to purchase one share of Common Stock for each $1 in value of the Class 2 Note multiplied by a fraction, the numerator of which is the number of days such Class 2 note is outstanding and the denominator of which is 365, at a specific price which shall be approximately 150% of the recent fair value of the Company’s Common Stock as agreed by the parties as of the date of issuance of the corresponding Class 2 Note or such other price as the Board of Directors shall determine is appropriate based on the circumstances at the time. The Board of Directors has approved a $1.60 strike price for the warrants. The maturity dates for all outstanding notes were extended at various times.

               At various meetings during 2007, the Board of Directors expanded the November 10, 2006 program by increasing the authorized limit from $500,000 to $3,622,000 of Class 2 Notes and amending the Note and Warrant Purchase Agreement to (i) grant the holders of Class 2 Notes the right to participate in future equity financings up to the face amount of their respective notes; (ii) issue warrants accrued on Class 2 Notes through July 30, 2007 if requested (the number of warrants requested by and issued to the Class 2 Note Holders was 335,545 and the value of the warrants issued was $21,118 as determined using the Black-Scholes option-pricing model); (iii) allow Class 2 Note holders to elect to receive accrued Class 2 warrants at the time they amend their notes and once each quarter; and (iv) extend the maturity dates for all outstanding notes at various times.

               Effective January 2, 2008, certain holders of Class 2 Notes earning 10% interest and warrants requested that all earned but unissued warrants be issued, resulting in the issuance of 568,986 warrants with a conversion price of $1.60 per share. The value of the warrants issued was $1,191 as valued using the Black-Scholes option pricing model. On January 18, 2008, the Noteholders and management amended the terms of the existing Note and Warrant Purchase Agreement to increase the aggregate amount of Notes allowable from $3,500,000 to $3,700,000. In January 2008 we sold an additional $300,000 of Class 2 Notes, bringing the aggregate amount of outstanding Class 2 and Class 3 Notes to $3,642,000.

               On March 12, 2008, the Board and Noteholders approved a 5th Amended and Restated Note and Warrant Purchase Agreement. This agreement (i) increased the total allowable secured debt to $6,000,000; (ii) explicitly allowed for the exchange of one class of note under the agreement for another class of note under the agreement; (iii) committed us to request that shareholders authorize an increase in the number of shares of authorized Common Stock to 70,000,000; (iv) limits anti-dilution rights the Company can agree to in future capital raising transactions; (v) prohibits the Company from committing to issuing securities which exceed or potentially exceed 70,000,000 shares or the current authorized shares, whichever is greater; (vi) limits the number of shares that can be issued to existing employees while Class 2 debt is outstanding; (vii) modifies registration rights to take into account new SEC limitations on registrable shares; (viii) provides for reimbursement of certain expenses; (ix) explicitly allows notes to be purchased under separate agreements to a total of $6,000,000 of aggregate secured debt, (x) defers interest payments on Class 2 Notes until January 1, 2009; and (xi) modifies the conditions for prepayment of Class 3 Notes.

               In March we sold an additional $200,000 of Class 2 Notes, bringing the aggregate amount of outstanding Class 2 and Class 3 Notes to $3,842,000. We also extend the maturity date on all outstanding Class 2 and Class 3 Notes to April 30, 2008.

ITEM 27. EXHIBITS

The following exhibits are filed as part of this Post-Effective Amendment No. 3 to the Registration Statement.

1.	N/A

2.	N/A

3.1	Restated Articles of Incorporation, as amended (filed as Exhibit 3.1 to the registrant’s Form 10-K for the year ended December 31, 1995, SEC file 0-12728, and incorporated herein by reference).

3.2	Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the registrant’s Form 10-K for the year ended December 31, 1994, SEC file 0-12728, and incorporated herein by reference).

3.3

Certificate of Designation effective April 11, 2005 and amendment to the By-Laws of the Registrant effective March 23, 2005 (filed as Exhibit 4(b) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

3.4

Certificate of Amendment of Restated Articles of Incorporation, filed with the Secretary of State of the State of Michigan on May 27, 2005 (filed as Exhibit 3.4 to the registrant’s Registration Statement on Form SB-2 filed on June 9, 2005, SEC File No. 333-125669, and incorporated herein by reference).

3.5	Certificate of Amendment of Restated Articles of Incorporation, filed with the Secretary of State of the State of Michigan on April 19, 2007.

4.1

Form of Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 3 Note (filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

4.2	Securities Purchase Agreement, Effective April 12, 2005 (filed as Exhibit 4.(A) to registrant’s Form 8-K filed April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

4.3

Form of Consent to Modifications dated November 14, 2006 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 2 Warrant (filed as Exhibit 4.9 to registrant’s Form 10-Q for the quarter ended September 30, 2006, SEC file 0-12728, and incorporated herein by reference).

4.4

Form of Consent to Modifications dated August 13, 2007 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.4 to registrant’s Form 10-QSB for the quarter ended June 30, 2007, SEC file 0-12728, and incorporated herein by reference).

4.5

Form of Consent to Modifications dated October 10, 2007 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.6 to registrant’s Form 10-QSB for the quarter ended September 30, 2007, SEC file 0-12728, and incorporated herein by reference)

4.6	Form of Consent to Modifications dated January 18, 2008 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.6 to registrant’s Form 10-K for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.7	Form of Amended Collateral Assignment of Proprietary Rights dated March 5, 2008 (filed as Exhibit 4.7 to registrant’s Form 10-K for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.8	Form of Amended Security Agreement dated March 6, 2008 (filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.9	Form of Consent to Amend and Replace Agreements dated March 12, 2008 (filed as Exhibit 4.9 to registrant’s Form 10-K for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.10	Form of Fifth Amended and Restated Note and Warrant Purchase Agreement (filed as Exhibit 4.10 to registrant’s Form 10-K for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

5. **	Opinion of Warren Cameron Asciutto & Blackmer, P. C.

8.	N/A

9.	N/A

10.1	Integral Vision, Inc. Employee Stock Option Plan (filed as Exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended September 30, 1995, SEC file 0-12728, and incorporated herein by reference).

10.2	Form of Confidentiality and Non-Compete Agreement Between the Registrant and its Employees (filed as Exhibit 10.4 to the registrant’s Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.3	Integral Vision, Inc. 1999 Employee Stock Option Plan (filed as exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended June 30, 1999, SEC file 0-12728, and incorporated herein by reference).

10.4	Integral Vision, Inc. 2004 Employee Stock Option Plan (filed as exhibit 10.11 to the registrants Form 10-Q for the quarter ended June 30, 2004, SEC file 0-12728, and incorporated herein by reference).

10.5	Integral Vision, Inc. 2008 Equity Incentive Plan (filed as exhibit 10.5 to the registrant’s Form 10-KSB for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

11.	N/A

13.	N/A

15.	N/A

16.	N/A

21.	N/A

23.1	Consent of Warren Cameron Asciutto & Blackmer, P. C. (included in Exhibit 5).

23.2 +	Consent of Rehmann Robson, independent registered public accounting firm.

24**	Power of Attorney.

25.	N/A

26.	N/A

99.	N/A

+ Filed herewith.
** Previously filed.

ITEM 28. UNDERTAKINGS.

The undersigned Registrant hereby undertakes that it will:

(a)	include any prospectus required by Section 10(a)(3) of the Securities Act;

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                (b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(c)	include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

               Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wixom, State of Michigan, on April 18, 2008.

INTEGRAL VISION, INC.

By:	/S/ Mark R. Doede
Mark R. Doede
President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 18, 2008:

Signatures	Title
Chairman of the Board, Chief
Executive Officer and a Director
/S/ Charles J. Drake	(Principal Executive Officer)
Charles J. Drake
President, Chief Operating Officer and
Chief Financial Officer
/S/ Mark R. Doede	(Principal Financial Officer and
Mark R. Doede	Principal Accounting Officer)

/S/ Max A. Coon	Director
Max A. Coon

/S/ Vincent Shunsky	Director
Vincent Shunsky

/S/ William B. Wallace	Director
William B. Wallace